CMB.TECH

Financial report 2025


BOCIMAR
MINERAL DEUTSCHLAND

CMB
.TECH

Decarbonise Today
Navigate Tomorrow

Table of contents


SAFETY FIRST
NO SMOKING
BOCIMAR
MINERAL PORTUGAL

Financial Statements

Consolidated statement of financial position

(in thousands of USD)	Note	31 December 2025	31 December 2024
ASSETS			
Non-current assets			
Vessels	8	6,323,773	2,617,484
Assets under construction	8	738,298	628,405
Right-of-use assets	8	4,847	1,910
Other tangible assets	8	23,981	21,628
Prepayments	8	1,075	1,657
Intangible assets	9	12,710	16,187
Goodwill	9	177,022	—
Receivables	11	97,116	75,076
Investments	26	111,346	61,806
Deferred tax assets	10	2,850	10,074
Total non-current assets		**7,493,018**	**3,434,227**
Current assets			
Inventory	12	77,175	26,500
Trade and other receivables	13	320,843	235,883
Current tax assets	-	4,912	3,984
Cash and cash equivalents	14	146,529	38,869
		549,459	**305,236**
Non-current assets held for sale	3	363,097	165,583
Total current assets		**912,556**	**470,819**
TOTAL ASSETS		**8,405,574**	**3,905,046**

EQUITY and LIABILITIES			
Equity			
Share capital	15	343,440	239,148
Share premium	15	1,817,557	460,486
Translation reserve	-	9,502	(2,045)
Hedging reserve	15	90	2,145
Treasury shares	15	(284,508)	(284,508)
Retained earnings	-	737,239	777,098
Equity attributable to owners of the Company		**2,623,320**	**1,192,324**
Non-current liabilities			
Bank loans	17	2,839,590	1,450,869
Other notes	17	—	198,887
Other borrowings	17	1,876,795	667,361
Lease liabilities	17	3,368	1,451
Other payables	18	20	—
Employee benefits	-	1,180	1,060
Deferred tax liabilities	10	485	438
Total non-current liabilities		**4,721,438**	**2,320,066**
Current liabilities			
Trade and other payables	18	222,492	79,591
Current tax liabilities	-	8,288	9,104
Bank loans	17	351,170	201,937
Other notes	17	203,287	3,733
Other borrowings	17	273,898	95,724
Lease liabilities	17	1,681	2,293
Provisions	21	—	274
Total current liabilities		**1,060,816**	**392,656**
TOTAL EQUITY and LIABILITIES		**8,405,574**	**3,905,046**

The accompanying notes on pages 15 to 126 are an integral part of these condensed consolidated financial statements.

Consolidated statement of profit or loss

(in thousands of USD except per share amounts)	Note	2025 Jan. 1 - Dec 31, 2025	2024 Jan. 1 - Dec 31, 2024	2023 Jan. 1 - Dec 31, 2023
Shipping income				
Revenue	4	1,666,080	940,246	1,235,127
Gains on disposal of vessels/other tangible assets	8	192,568	635,019	372,444
Other operating income	4	29,756	50,660	23,316
Total shipping income		**1,888,404**	**1,625,925**	**1,630,887**
Operating expenses				
Raw materials and consumables	-	(10,265)	(3,735)	—
Voyage expenses and commissions	5	(362,155)	(174,310)	(142,090)
Vessel operating expenses	5	(420,409)	(199,646)	(231,033)
Charter hire expenses	-	(3,124)	(138)	(4,500)
Loss on disposal of vessels/other tangible assets	8	(4)	(2)	—
Depreciation tangible assets	8	(384,684)	(163,148)	(219,428)
Amortisation intangible assets	9	(3,284)	(2,881)	(1,612)
Impairment losses	8	(5,354)	(1,847)	—
General and administrative expenses	5	(141,975)	(77,766)	(62,532)
Total operating expenses		**(1,331,254)**	**(623,473)**	**(661,195)**
RESULT FROM OPERATING ACTIVITIES		**557,150**	**1,002,452**	**969,692**
Finance income	6	22,876	38,689	67,168
Finance expenses	6	(429,817)	(169,339)	(171,897)
Net finance expenses		**(406,941)**	**(130,650)**	**(104,729)**
Share of profit (loss) of equity accounted investees (net of income tax)	26	(882)	920	(927)
PROFIT (LOSS) BEFORE INCOME TAX		**149,327**	**872,722**	**864,036**
Income tax benefit (expense)	7	(10,185)	(1,893)	(6,009)
PROFIT (LOSS) FOR THE PERIOD		**139,142**	**870,829**	**858,027**
Attributable to:				
Owners of the company	-	160,696	870,829	858,027

Non-controlling interest		-	(21,554)	—	—
Basic earnings per share	16	0.70	4.44	4.25
Diluted earnings per share	16	0.70	4.44	4.25
Weighted average number of shares (basic)	16	229,443,392	196,041,579	201,901,743
Weighted average number of shares (diluted)	16	229,443,392	196,041,579	201,901,743

The accompanying notes on pages 15 to 126 are an integral part of these condensed consolidated financial statements.


BOCIMAR

Consolidated statement of comprehensive income

(in thousands of USD)	Note	2025 Jan. 1 - Dec 31, 2025	2024 Jan. 1 - Dec 31, 2024	2023 Jan. 1 - Dec 31, 2023
Profit (loss) for the period		**139,142**	**870,829**	**858,027**
Other comprehensive income (expense), net of tax				
Items that will never be reclassified to profit or loss:				
Remeasurements of the defined benefit liability (asset)	-	88	200	(116)
Items that are or may be reclassified to profit or loss:				
Foreign currency translation differences	6	11,547	(2,280)	259
Cash flow hedges - effective portion of changes in fair value	15	(2,055)	1,005	(6,164)
Cash flow hedges - recycling into P&L	-	—	—	(25,749)
Other comprehensive income (expense), net of tax		**9,580**	**(1,075)**	**(31,770)**
Total comprehensive income (expense) for the period		**148,722**	**869,754**	**826,257**
Attributable to:				
Owners of the company	-	170,276	869,754	826,257
Non-controlling interest	-	(21,554)	—	—

The accompanying notes on pages 15 to 126 are an integral part of these condensed consolidated financial statements.


BOCHEM CASABLANCA
MADEIRA

Consolidated statement of changes in equity

(in thousands of USD)	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2023		**239,148**	**1,678,336**	**(24)**	**33,053**	**(163,024)**	**385,976**	**2,173,465**
Profit (loss) for the period	-	—	—	—	—	—	858,027	**858,027**
Total other comprehensive income (expense)	-	—	—	259	(31,913)	—	(116)	**(31,770)**
Total comprehensive income (expense)		**—**	**—**	**259**	**(31,913)**	**—**	**857,911**	**826,257**
Transactions with owners of the company								
Dividends to equity holders	-	—	(211,807)	—	—	—	(434,487)	**(646,294)**
Treasury shares delivered in respect of share-based payment plans	-	—	—	—	—	5,429	—	**5,429**
Equity-settled share-based payment	-	—	—	—	—	—	(1,484)	**(1,484)**
Total transactions with owners		**—**	**(211,807)**	**—**	**—**	**5,429**	**(435,971)**	**(642,349)**
Balance at December 31, 2023		**239,148**	**1,466,529**	**235**	**1,140**	**(157,595)**	**807,916**	**2,357,373**
Balance at January 1, 2024		**239,148**	**1,466,529**	**235**	**1,140**	**(157,595)**	**807,916**	**2,357,373**
Profit (loss) for the period	-	—	—	—	—	—	870,829	**870,829**
Total other comprehensive income (expense)	-	—	—	(2,280)	1,005	—	200	**(1,075)**
Total comprehensive income (expense)		**—**	**—**	**(2,280)**	**1,005**	**—**	**871,029**	**869,754**
Transactions with owners of the company								
Business Combination	25	—	—	—	—	—	(796,970)	**(796,970)**
Dividends to equity holders	15	—	(1,006,043)	—	—	—	(104,877)	**(1,110,920)**
Treasury shares acquired	-	—	—	—	—	(126,913)	—	**(126,913)**
Total transactions with owners		**—**	**(1,006,043)**	**—**	**—**	**(126,913)**	**(901,847)**	**(2,034,803)**
Balance at December 31, 2024		**239,148**	**460,486**	**(2,045)**	**2,145**	**(284,508)**	**777,098**	**1,192,324**

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance at January 1, 2025		**239,148**	**460,486**	**(2,045)**	**2,145**	**(284,508)**	**777,098**	**1,192,324**	**—**	**1,192,324**
Profit (loss) for the period	-	—	—	—	—	—	160,696	160,696	(21,554)	**139,142**
Total other comprehensive income (expense)	-	—	—	11,547	(2,055)	—	88	9,580	—	**9,580**
Total comprehensive income (expense)		**—**	**—**	**11,547**	**(2,055)**	**—**	**160,784**	**170,276**	**(21,554)**	**148,722**
Transactions with owners of the company										
Business combination - Initial purchase	25	—	—	—	—	—	—	—	1,453,575	**1,453,575**
Business combination - Subsequent purchases	25	—	—	—	—	—	72,726	72,726	(209,792)	**(137,066)**
Merger	25	104,292	1,357,071	—	—	—	(244,352)	1,217,011	(1,217,011)	**—**
Dividends to equity holders	15	—	—	—	—	—	(29,017)	(29,017)	—	**(29,017)**
Dividends to non-controlling interest	15	—	—	—	—	—	—	—	(5,218)	**(5,218)**
Total transactions with owners		**104,292**	**1,357,071**	**—**	**—**	**—**	**(200,643)**	**1,260,720**	**21,554**	**1,282,274**
Balance at December 31, 2025		**343,440**	**1,817,557**	**9,502**	**90**	**(284,508)**	**737,239**	**2,623,320**	**—**	**2,623,320**

The accompanying notes on pages 15 to 126 are an integral part of these condensed consolidated financial statements.

Consolidated statement of cash flows

(in thousands of USD)	Note	2025 Jan. 1 - Dec 31, 2025	2024 Jan. 1 - Dec 31, 2024	2023 Jan. 1 - Dec 31, 2023
Cash flows from operating activities				
Profit (loss) for the period	-	139,142	870,829	858,027
Adjustments for:		**618,492**	**(355,549)**	**(40,034)**
Depreciation of tangible assets	8	384,684	163,148	219,428
Amortisation of intangible assets	9	3,284	2,881	1,612
Impairment losses	8	5,354	1,847	—
Provisions	-	(274)	(325)	(295)
Income tax (benefits)/expenses	7	10,185	1,893	6,009
Share of (profit)/loss of equity-accounted investees, net of tax	26	882	(920)	927
Net finance expenses	6	406,941	130,650	104,729
(Gain)/loss on disposal of assets	8	(192,564)	(635,017)	(372,444)
(Gain)/loss on disposal of subsidiaries	24	—	(19,706)	—
Changes in working capital requirements		**7,264**	**39,307**	**105,881**
Change in cash guarantees	11	(8,986)	(46,869)	12,234
Change in inventory	12	(13,263)	5,197	19,132
Change in trade receivables	13	38,631	95,930	43,036
Change in accrued income	13	(17,957)	7,410	(2,286)
Change in deferred charges and fulfillment costs	13	(7,110)	(6,065)	2,096
Change in other receivables	11/13	30,230	3,317	1,163
Change in trade payables	18	34,687	(14,867)	17,336
Change in accrued payroll	18	4,155	(94)	603
Change in accrued expenses	18	(37,031)	(18,999)	8,686
Change in deferred income	18	19,280	6,602	(187)
Change in other payables	18	(35,438)	7,758	263
Change in provisions for employee benefits	-	66	(13)	3,805
Income taxes paid during the period	-	(4,657)	(4,549)	(6,675)
Interest paid	6-19	(323,115)	(109,136)	(130,375)
Interest received	6-13	6,414	17,112	50,556

Net cash from operating activities		**443,540**	**458,014**	**837,380**
Acquisition of vessels and vessels under construction	8	(1,026,068)	(1,114,907)	(337,195)
Proceeds from the sale of vessels	8	509,817	1,718,862	1,206,636
Acquisition of other tangible assets and prepayments	8	(3,741)	(5,022)	(1,407)
Acquisition of intangible assets	9	(1,503)	(1,541)	(60)
Proceeds from the sale of other (in)tangible assets	8	860	2,000	—
Loans from (to) related parties	26	(3,403)	(4,485)	—
Net cash on deconsolidation / sale of subsidiaries	-	—	822	—
Investment in other companies	26	—	(45,000)	—
Net cash paid in business combinations and joint ventures	24/25	(1,098,897)	(1,152,620)	—
Repayment of loans from related parties	-	—	(79,930)	—
Lease payments received from finance leases	-	1,263	1,591	1,706
Dividends from other investments	26	9,876	1,050	—
Net cash from (used in) investing activities		**(1,611,796)**	**(679,180)**	**869,680**
Purchase of treasury shares	15	—	(126,913)	—
Proceeds from new borrowings	17	6,469,027	2,722,525	2,694,127
Repayment of borrowings	17	(4,237,099)	(1,177,328)	(2,933,724)
Repayment of commercial paper	17	(221,304)	(357,171)	(458,272)
Repayment of sale and leaseback	17	(379,423)	(54,299)	(96,006)
Repayment of lease liabilities	17	(121,881)	(33,879)	(21,942)
Transaction costs related to issue of loans and borrowings	17	(74,394)	(19,223)	(14,530)
Dividends paid	15	(20,157)	(1,126,683)	(630,540)
Acquisition of non-controlling interest	25	(137,066)	—	—
Net cash from (used in) financing activities		**1,277,704**	**(172,971)**	**(1,460,887)**
Net increase (decrease) in cash and cash equivalents		**109,448**	**(394,137)**	**246,173**
Net cash and cash equivalents at the beginning of the period	14	38,869	429,370	179,929
Effect of changes in exchange rates	-	(1,788)	3,636	3,268
Net cash and cash equivalents at the end of the period	14	**146,529**	**38,869**	**429,370**

The accompanying notes on pages 15 to 126 are an integral part of these condensed consolidated financial statements.


HYDROCAT 60
H2

Notes to the condensed consolidated financial statements for the year ended 31 December 2025

Note 1 - Material accounting policies

1. Reporting Entity

CMB.TECH NV (the "Company") is a company domiciled in Belgium. The address of the Company's registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and joint ventures.

CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with about 250 seagoing vessels (including newbuildings): dry bulk carriers, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. The Group develops low-carbon solutions across all our divisions and also offers hydrogen and ammonia fuel to customers, through its own production or third-party producers. CMB.TECH also works on developing hydrogen-powered industrial applications like trucks, locomotives and straddle carriers. CMB.TECH is listed on Euronext Brussels as well as the New York Stock Exchange under the unique code 'CMBT' and on Euronext Oslo Børs under the ticker symbol "CMBTO". The Company was incorporated under the laws of Belgium on June 26, 2003, and grew out of three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic formed in 1950. The Company started doing business under the name "Euronav" in 1989 when it was initially formed as the international tanker subsidiary of CNN. Euronav NV merged in 2018 with Gener8 Maritime, Inc, which became a wholly-owned subsidiary of Euronav NV. On October 9, 2023, the Company announced that its two reference shareholders CMB NV and Frontline plc/Famatown Finance Ltd. reached an agreement. The agreement comprised that CMB acquired Frontline's 26.12% stake in the Company, Frontline acquired 24 VLCC tankers from the Euronav fleet and the Company's pending arbitration action against Frontline and affiliates was settled. At the end of 2023, Euronav NV and CMB NV entered into a share purchase agreement for the acquisition of 100% shares in CMB.TECH Enterprises. On February 7, 2024, Euronav held a Special Meeting of Shareholders in which the acquisition was approved by shareholders at the Extraordinary General Meeting of Euronav NV on July 2, 2024, became effective. The Company changed its corporate name to reflect its new strategy focusing on fleet diversification and decarbonization.


BOCIMAR
POWERED BY AMMONIA

2. Basis of accounting

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

Changes in accounting policies are described in policy 6. All accounting policies have been consistently applied for all periods presented in the consolidated financial statements unless disclosed otherwise.

The consolidated financial statements were authorised for issue by the Supervisory Board on April 20, 2026.

3. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

- Derivative financial instruments are measured at fair value
- Non-current assets held for sale are recognised at fair value less cost of disposal if it is lower than their carrying amount
- Investments: equity instruments are measured at fair value

4. Functional and presentation currency

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.


WINDCAT ROTTERDAM
H

5. Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets and liabilities, income and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

A. Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statement is included in the following notes:

- Note 3 - Assets held for sale and discontinued operations
- Note 8 - Impairment of vessels
- Note 9 - Impairment of goodwill
- Note 11 - Oceania cash security deposit: accounted as long term asset
- Note 17 - Sale and leaseback: accounted for as a sale or a financing transaction
- Note 25 - Business combination Golden Ocean Group Limited: control assessment

B. Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts in the next financial years is included in the following notes:

- Accounting policy 11.5 - Depreciation policy: The Group reviewed the residual value of its vessels, an accounting estimate, in accordance with its accounting policy. The Group considered its continued focus on sustainability, recent trends of the steel industry and the direction of the industry moving forward. Specifically, the Group considered the steel industry's commitment to be carbon neutral in 2050 and the impact of this on scrap steel. Scrap steel is easily recoverable and infinitely recyclable and all scenarios leading to carbon neutrality in 2050 are likely to lead to an increased consumption of scrap steel. Further, the use of scrap steel to produce finished products instead of metal ore results in reduced greenhouse gas emissions. The recycling of steel scrap obtained from end-of-life vessels also helps reduce air and water pollution. Steel scrap from end-of-life products can be recycled back into new steel products with potentially a very low CO2 footprint. This indicates that there will likely be a continuous need for scrap steel and, given the limited availability of scrap steel, this in turn should have a positive impact on the price of steel. The costs of recycling a vessel with due respect for the environment and the safety of the workers in specialized yards is challenging to forecast as regulations and good industry practice leading to self-regulation can dramatically change over time. As a result, the Group has continued to apply a residual value estimate for its vessels equal to the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton less supplemental costs such as repositioning the vessel, commissions and preparation fees, and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually. Based on the annual re-assessment of the residual value, there is no change in residual value as of December 31, 2025.
- Note 8 - Impairment test of vessels: key assumptions underlying the recoverable amount and in particular forecasted TCE, discount rates and residual value.
- Note 9 - Goodwill impairment: key assumptions underlying the recoverable amount.
- Note 10 - Measurement of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilised.
- Note 21 Provisions and contingencies - Arbitration proceedings related to the vessel Oceania.

Measurement of fair values

A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:

- Note 3 - Assets and liabilities held for sale and discontinued operations;
- Note 9 - Goodwill
- Note 19 - Financial instruments

6. Changes in material accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2025 are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2024.

During the current financial period, the Group has adopted all the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and as adopted by the European Union and effective for the accounting year starting on January 1, 2025. The Group has not applied any new IFRS requirements that are not yet effective as per December 31, 2025.

The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC, and as adopted by the European Union, are effective for the financial period:

- Lack of exchangeability (Amendment to IAS 21 *The Effects of Changes in Foreign Exchange rates*).

The adoption of these new standards and amendments did not have a material impact on the Group's consolidated financial statements.



7. Basis of Consolidation

7.1. Business Combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 25). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Following the closing of the Share Purchase on March 12, 2025, CMB.TECH held 40.8% of Golden Ocean's outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, "Business Combinations", with CMB.TECH as the accounting acquirer under this guidance. The subsequent acquisitions of Golden Ocean shares as well as the merger are accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

The Company entered on February 7, 2024 into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises which was a transaction under common control for which the Company has chosen to apply book value accounting. The Company has opted to apply the book values of CMB.TECH Enterprises as included in CMB's IFRS consolidated financial statements.

7.2. Interests in equity-accounted investees

Interests in joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income ("OCI") of equity-accounted investees, until the date on which significant influence or joint control ceases.

Interests in joint ventures include any long-term interests that, in substance, form part of the Group's investment in those joint ventures and include unsecured shareholder loans for which settlement is neither planned nor likely to occur in the foreseeable future, which, therefore, are an extension of the Group's investment in those joint ventures. The Group's share of losses that exceeds its investment is applied to the carrying amount of those loans. After the Group's interest is reduced to zero, a liability is recognised to the extent that the Group has a legal or constructive obligation to fund the joint ventures' operations or has made payments on their behalf.


CMA CGM DOLOMITES
CMA CGM

8. Foreign currency

8.1. Foreign currency transactions

Transactions in foreign currencies are translated to USD at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to USD at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign exchange differences arising on translation are generally recognised in profit or loss. However, foreign currency differences arising from the translation of the following items are recognised in OCI:

- A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and
- Qualifying cash flow hedges to the extent that the hedges are effective.

8.2. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at rates approximating the exchange rates at the dates of the transactions.

Foreign currency differences are recognised directly in equity (Translation reserve). When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss.


HYDROTUG 1
CMB

9. Financial Instruments

9.1. Non-derivative financial assets

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI - debt investment; FVOCI - equity instrument; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The investments in other companies are measured at fair value recognised through profit or loss. For level 3 fair values an annual assessment is carried out if there are no other indications of significant changes during the year.

9.2. Non-derivative financial liabilities

Classification and subsequent measurement

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss.

Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Liabilities in sale and leaseback agreements assessed as not being a sale are measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the fair value of the assets transferred at the end of the lease term or if the Group changes its assessment of whether it will exercise the purchase option, if applicable.

For vessels classified as held for sale for which a memorandum of agreement has been signed as of the reporting date, the related borrowings are classified as current liabilities, as the Group expects to settle the debt through the proceeds from the sale of the vessel within twelve months from the reporting date.

Any changes in the financial liabilities from remeasurement are recognised through profit or loss.

Derecognition

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

9.3. Derivative financial instruments

Derivative financial instruments and hedge accounting

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognised in profit or loss.

The Group ensures that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management objective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in OCI and presented in the hedging reserve in equity. The amount recognised in OCI is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of profit or loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts ('forward points') is separately accounted for as a cost of hedging and recognised in a costs of hedging reserve within equity.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the balance in equity is reclassified to profit or loss.

9.4. Share capital

Ordinary share capital

Ordinary share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is presented in retained earnings.





10. Intangible assets

Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and impairment losses, refer to accounting policy 11.

The cost of an intangible asset acquired in a separate acquisition is the cash paid or the fair value of any other consideration given.

Amortisation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives are as follows:

- Internally generated intangible assets: 3 years
- Software: 3 - 5 years
- Customer contracts (service component of the FSO customer contracts): 10 years

Amortisation methods, useful lives and residual values are reviewed on a yearly basis and adjusted if appropriate.

Goodwill is not amortized but is tested for impairment annually at year-end and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

11. Vessels, property, plant and equipment

11.1. Owned assets

Vessels and items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses, refer to accounting policy 12. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes the following:

- The cost of materials and direct labour;
- Any other costs directly attributable to bringing the assets to a working condition for their intended use;
- When the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
- Capitalised borrowing costs.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment, refer to accounting policy 11.6.

Gains and losses on disposal of a vessel or of another item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of property, plant and equipment and are recognised in profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.

11.2. Assets under construction

Assets under construction, especially new-building vessels, are accounted for in accordance with the stage of completion of the newbuilding contract. Typical stages of completion are the milestones that are usually part of a newbuilding contract: signing or receipt of refund guarantee, steel cutting, keel laying, launching and delivery. All stages of completion are guaranteed by a refund guarantee provided by the shipyard.

11.3. Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. All other expenditure is recognised in the consolidated statement of profit or loss as an expense as incurred.

11.4. Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

11.5. Depreciation

Depreciation is charged to the consolidated statement of profit or loss on a straight-line basis over the estimated useful lives of vessels and items of property, plant and equipment. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the basis of that of property and equipment (refer to accounting policy 17).

Vessels and items of property, plant and equipment are depreciated from the date that they are available for use. Internally constructed assets are depreciated from the date that the assets are completed and ready for use.

The estimated useful lives of significant items of property, plant and equipment are as follows:

- Dry bulk vessels, Chemical tankers, Containers and Crude oil tankers	20 years
- FSO/FPSO	30 years
- CSOV's	25 years
- CTV's	15 years
- Plant and equipment	5 - 20 years
- Fixtures and fittings	5 - 10 years
- Other tangible assets	3 - 20 years
- Dry-docking	2.5 - 5 years

The useful life of the FSOs have been assessed as 30 years due to the extension for ten years of the time charter contract in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The end of the useful economic life of the FSO vessels was set equal to the contract end date or approximately 30 years since build date.

As explained in policy 5.B., management re-assesses on a yearly basis the residual value of its fleet. During 2025, each vessel's residual value was equal to the product of its lightweight tonnage and an estimated net scrap rate of:

- Crude oil tanker: USD 460/LDT
- Chemical tanker: USD 470/LDT
- Dry bulk: USD 460/LDT
- Container: USD 480/LDT

The same applies to sale and leaseback agreements of the Group. In accordance with IFRS, these transactions were not accounted for as a sale but CMB.TECH as seller-lessee will continue to recognise the transferred assets. The Company has a purchase obligation or purchase option at the end of the contract. The vessels will be depreciated to the end of its useful life using the same residual value as other vessels in the fleet.

Depreciation methods, useful lives and residual values are reviewed at year-end and adjusted if appropriate.

11.6. Dry-docking – component approach

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed whilst the vessel is in dry-dock. Components installed during dry-dock with a useful life of more than 1 year are depreciated over their estimated useful-life.

12. Impairment

12.1. Non-financial assets

The carrying amounts of the Group's non-financial assets, other than deferred tax assets (refer to accounting policy 19), inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Vessels

The Group analyses the following internal and external indicators to assess whether vessels might be impaired:

- the obsolescence or physical damage of an asset;
- significant changes in the extent or manner in which vessels are (or are expected to be) used that have (or will have) an adverse effect on the entity;
- plans to dispose of assets before the previously expected date of disposal;
- indications that the performance of a CGU is, or will be, worse than expected;
- significant increases in cash flows for acquiring, operating or maintaining vessels that are significantly higher than originally budgeted;
- net cash flows or operating profits that are lower than originally budgeted;
- net cash outflows or operating losses;
- market capitalisation significantly below net asset value for a prolonged period of time;
- a significant and unexpected decline in market value of vessels;
- significant adverse effects in the technological, market, economic, legal and regulatory environment; including but not limited to, vessel and crude oil supply and demand trends;
- increases in market interest rates.

The Group defines its CGU for vessels as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a CGU.

When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Group performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use and its fair value less cost to sell. In assessing value in use, assumptions are made regarding forecast charter rates, using the weighted average of past and ongoing shipping cycles including management judgement for the ongoing cycle and for the weighting factors applied, the weighted average cost of capital (WACC), the useful life of the vessels and a residual value. After careful consideration of the trends in the shipping industry, management considers it is appropriate to use as a residual value of the vessels an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less disposal costs such as repositioning the vessel, commissions and preparation fees and after consideration of the impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments.

The market scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, taking into account any significant impact of (changes in) worldwide recycling regulations (EU regulation versus other) and developments, which is updated annually at year-end.

Although management believes that its process to determine the assumptions used to evaluate the carrying amount of the assets, when required, is reasonable and appropriate, such assumptions are subject to judgement. Management is assessing continuously the resilience of its projections to the business cycles that can be observed in the market, and concluded that a business cycle approach provides a better long-term view of the dynamics at play in the industry. By defining a shipping cycle from peak to peak over the last 20 years and including management's expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience.

13. Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group's accounting policies. Thereafter generally the assets or disposal group are measured at the lower of their carrying amount and fair value less cost of disposal. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

14. Inventory

The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.

Bunkers delivered to vessels operating in the TI Pool and Stolt Pool, are sold to the TI Pool and Stolt Pool and bunkers on board of these pooled vessels are shown as trade and other receivables.

Lubricant oils are included in inventory. Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.

Inventories of spare parts, raw materials and trucks are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.




MINERAL CESKO
ANTWERPEN

15. Revenue

15.1. Pool Revenues

Aggregated revenue recognised on a daily basis from vessels operating on voyage charters in the spot market and on contract of affreightment within the pool is converted into an aggregated net revenue amount by subtracting aggregated voyage expenses (such as fuel and port charges) from gross voyage revenue. These aggregated net revenues are combined with aggregated floating time charter revenues to determine aggregated pool Time Charter Equivalent revenue (TCE). Aggregated pool TCE revenue is then allocated to pool partners in accordance with the allocated pool points earned for each vessel that recognises each vessel's earnings capacity based on its cargo, capacity, speed and fuel consumption performance and actual on hire days. The TCE revenue earned by our vessels operated in the pools is equal to the pool point rating of the vessels multiplied by time on hire, as reported by the pool manager.

TI administration fees are subtracted from the net pool revenues.

15.2. Time - and bareboat charters

As a lessor, the Group leases out some of its vessels under time charters and bareboat charters, refer to accounting policy 17.2.

15.3. Spot voyages

Voyage revenue is recognised over time for spot charters on a load-to-discharge basis. Progress is determined based on time elapsed. Voyage expenses are expensed as incurred unless they are incurred between the date on which the contract was concluded and the next load port. They are then capitalised if they qualify as fulfilment costs and if they are expected to be recovered.

When our vessels cannot start or continue performing its obligation due to other factors such as port delays, a demurrage is paid. The applicable demurrage rate is stipulated in the contract. Demurrage which occurs at the discharge port is recognised as incurred. As demurrage is often a commercial discussion between the Company and the charterer, the outcome and total compensation received for the delay is not always certain. As such, the Company only recognises the revenue which is highly probable to be received. No revenue is recognised if the collection of the consideration is not highly probable. The amount of revenue recognised is estimated based on historical data. The Group updates its estimate on an annual basis.

16. Gain and losses on disposal of vessels

In view of their importance, the Group reports gains and losses on the sale of vessels as a separate line item in the consolidated statement of profit or loss. For the sale of vessels, transfer of control usually occurs upon delivery of the vessel to the new owner.

17. Leases

17.1. As a lessee

After lease commencement, the Group measures the right-of-use asset using a cost model, namely at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method, refer to accounting policy 11.5. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources (e.g. World office yield rate) and makes certain adjustments to reflect the terms of the lease and type of the asset leased or by calculating the weighted average of the cost of secured debt and unsecured debt.

Lease and non-lease components in the contracts are separated.

The interest expense component of lease liabilities is recognized in the consolidated statement of profit or loss using the effective interest rate method.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

17.2. As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance or operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If the lease qualifies as an operating lease, e.g. time charter out, the leased asset remains on the balance sheet of the lessor and continues being depreciated. The adoption of IFRS 16 requires the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Group recognises lease payments received under operating leases as income on a straight-line basis over the lease term as part of 'revenue' (refer to accounting policy 15.2.) Payments related to service component made under operating leases are also recognised in the income statement over the term of the lease.



18. Finance income and finance cost

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the consolidated statement of profit or loss (refer to accounting policy 8).

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

- The gross carrying amount of the financial asset; or
- The amortised cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability.

Interest income is recognised in the consolidated statement of profit or loss as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the consolidated statement of profit or loss on the date that the dividend is declared.

The interest expense component of lease liabilities is recognised in the consolidated statement of profit or loss using the effective interest rate method.

19. Income tax

In application of an IFRIC agenda decision on IAS 12 Income taxes, tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the income statement but is shown as an administrative expense under the heading Other operating expenses. In accordance with IFRIC 23 the Group assesses whether there is any uncertainty over Income Tax Treatments.

20. Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components (see Note 2).

21. Statement of cashflows

Judgement is applied in determining the presentation of borrowings associated with capital expenditure where payments may be made directly by lenders to suppliers. Management assesses whether the Group controls the related cash flows when determining whether the transaction is presented in the statement of cash flows or disclosed as a non-cash transaction.

22. New standards and interpretations not yet adopted

The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per December 31, 2025 and/or not yet adopted by the European Union as per December 31, 2025 and for which the impact might be relevant:

- IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

- Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
- Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
- Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Group's statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as 'other'.

The following new and amended accounting standards are not expected to have a material impact on the Group's consolidated financial statements:

- Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7);
- Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7); and
- Annual Improvements to IFRS Accounting Standards – Volume 11.



Note 2 - Segment reporting

The Group distinguishes three divisions: the Marine division, the H2 Infra division and the H2 Industry division. These three divisions operate in different markets and eight operating segments are identified.

- Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and features a fleet with vessels such as Crew Transfer Vessels, ferries, Commissioning Service Operations Vessels, and tugboats, alongside ammonia-powered large bulk carriers, container ships, chemical and crude oil tankers. The Marine division consists of 6 operating segments: Euronav, Bocimar, Delphis, Bochem, Windcat, and Port vessels. Each segment builds, owns, operates and designs a wide range of conventional vessels and low carbon vessels. Euronav is the oil tanker brand, engaged in the marine transportation and storage of crude oil. Bocimar owns and operates bulkers. Delphis specializes in medium-sized container ships. Bochem is an owner and operator of chemical tankers. Windcat is a provider of crew transfer services to the offshore wind industry. Port vessels are vessels to decarbonize maritime activities in and around port areas.
- H2 Infra: the H2 Infra division is developing and securing the green molecule supply. The Company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.
- H2 Industry: H2 Industry is a provider of scalable dual fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications.

Although not all operating segments meet the definition of a reportable segment in IFRS 8, the Group voluntarily discloses the related information since reported in this way to the CODM.

The segment profit or loss figures and key assets as set out below are presented to the Chief Operating Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH Enterprises in February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting to reflect these changes. Additionally, please note that the Floating Storage Units (FSOs) have been incorporated into the Euronav segment under the Euronav brand name.

Following the acquisition of Golden Ocean in 2025, Golden Ocean has been incorporated into the Bocimar segment. Even though Golden Ocean has material business activities and is currently reporting separately, management reviews performance at the combined dry bulk level as the activities, risks, customers, and economic characteristics are identical. Presenting both under Bocimar therefore provides the most accurate and consistent view of the Group's dry bulk activities.

The Group has one client in the Marine division that represented more than 10% of the Marine division's total revenue in 2025 (2024: two clients which represented 8% (of which one is on time charter contract), in 2023 one client which represented 6% (time charter contract). All the other clients represent less than 7% of total revenues of the Marine division.

The Group's internal organisational and management structure does not distinguish any geographical segments.

Consolidated statement of financial position

(In thousands of USD)

	December 31, 2025										
	Euronav	**Bocimar**	**Delphis**	**Bochem**	**Windcat**	**Port vessels**	**Marine Total**	**H2 Infra**	**H2 Industry**	**Less: Elimina-tions**	**Total**
ASSETS											
Vessels	1,121,450	4,518,624	210,530	276,374	196,542	253	6,323,773	—	—	—	6,323,773
Assets under construction	191,168	319,806	5,147	62,112	160,065	—	738,298	—	—	—	738,298
Right-of-use assets	456	3,462	—	—	412	—	4,330	171	346	—	4,847
Other tangible assets	396	—	—	—	257	11,939	12,592	9,270	2,119	—	23,981
Prepayments	—	—	—	—	—	—	—	—	1,075	—	1,075
Intangible assets	10,955	—	—	—	—	1,500	12,455	—	255	—	12,710
Goodwill	—	177,022	—	—	—	—	177,022	—	—	—	177,022
Receivables	51,764	5,678	—	—	10,283	28,962	96,687	254	175	—	97,116
Investments at fair value	45,001	44,825	—	—	—	—	89,826	—	—	—	89,826
Investments in equity accounted investees	—	6,870	—	—	3,464	236	10,569	10,088	862	—	21,520
Deferred tax assets	493	—	—	—	—	2,357	2,850	—	—	—	2,850
Total non-current assets	**1,421,683**	**5,076,287**	**215,677**	**338,486**	**371,023**	**45,247**	**7,468,403**	**19,783**	**4,832**	**—**	**7,493,018**
Total current assets	**553,226**	**1,438,681**	**13,259**	**9,229**	**53,292**	**554,141**	**2,621,828**	**3,991**	**13,363**	**(1,726,626)**	**912,556**
LIABILITIES											
Bank and other loans	1,036,213	1,475,661	61,770	23,585	235,123	7,238	2,839,590	—	—	—	2,839,590
Other borrowings	124,956	1,598,175	76,031	77,633	—	9,434	1,886,229	—	—	(9,434)	1,876,795
Lease liabilities	407	2,285	—	—	261	—	2,953	151	264	—	3,368
Other payables	20	—	—	—	—	—	20	—	—	—	20
Employee benefits	1,180	—	—	—	—	—	1,180	—	—	—	1,180
Deferred tax liabilities	—	—	—	—	28	—	28	—	457	—	485
Total non-current liabilities	**1,162,776**	**3,076,121**	**137,801**	**101,218**	**235,412**	**16,672**	**4,730,000**	**151**	**721**	**(9,434)**	**4,721,438**
Total current liabilities	**1,688,947**	**812,681**	**31,533**	**239,687**	**161,416**	**(166,947)**	**2,767,317**	**4,889**	**5,802**	**(1,717,192)**	**1,060,816**

(In thousands of USD)

December 31, 2024	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Marine Total	H2 Infra	H2 Industry	Less: Eliminations	Total
ASSETS											
Vessels	1,456,324	648,600	220,935	244,259	47,023	343	2,617,484	—	—	—	2,617,484
Assets under construction	129,332	272,292	4,055	26,217	189,706	6,803	628,405	—	—	—	628,405
Right-of-use assets	761	—	—	—	543	—	1,304	176	430	—	1,910
Other tangible assets	391	—	—	—	372	12,328	13,091	6,613	1,924	—	21,628
Prepayments	—	—	—	—	—	—	—	948	709	—	1,657
Intangible assets	13,080	—	—	—	—	2,837	15,917	—	270	—	16,187
Receivables	49,762	—	—	—	8,727	37,161	95,650	225	—	(20,799)	75,076
Investments at fair value	45,001	—	—	—	—	—	45,001	—	—	—	45,001
Investments in equity accounted investees	918	—	—	—	3,417	61	4,396	9,610	2,799	—	16,805
Deferred tax assets	465	—	7,531	—	—	2,078	10,074	—	—	—	10,074
Total non-current assets	**1,696,034**	**920,892**	**232,521**	**270,476**	**249,788**	**61,611**	**3,431,322**	**17,572**	**6,132**	**(20,799)**	**3,434,227**
Total current assets	**393,114**	**31,856**	**7,403**	**5,455**	**40,383**	**540,216**	**1,018,427**	**1,444**	**18,711**	**(567,763)**	**470,819**
LIABILITIES											
Bank and other loans	945,286	248,482	64,539	25,406	159,842	7,314	1,450,869	—	—	—	1,450,869
Other notes	198,887	—	—	—	—	—	198,887	—	—	—	198,887
Other borrowings	133,916	304,323	79,512	149,611	—	11,678	679,040	—	—	(11,679)	667,361
Lease liabilities	520	—	—	—	412	—	932	159	360	—	1,451
Employee benefits	1,060	—	—	—	—	—	1,060	—	—	—	1,060
Deferred tax liabilities	—	—	—	—	12	—	12	—	426	—	438
Total non-current liabilities	**1,279,669**	**552,805**	**144,051**	**175,017**	**160,266**	**18,992**	**2,330,800**	**159**	**786**	**(11,679)**	**2,320,066**
Total current liabilities	**304,704**	**394,781**	**42,723**	**96,203**	**99,550**	**25,087**	**963,048**	**1,537**	**4,954**	**(576,883)**	**392,656**

Consolidated statement of profit or loss

(in thousands of USD)

										December 31, 2025	
							Marine	H2 Infra	H2 Industry	Less: Elimi-nations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total				
Shipping income											
Revenue	568,188	942,604	43,564	48,925	60,992	1,846	1,666,119	—	—	(39)	1,666,080
Gains on disposal of vessels/ other tangible assets	189,473	2,606	—	—	224	—	192,303	265	—	—	192,568
Other operating income	37,177	739	—	130	—	3,836	41,882	236	17,300	(29,662)	29,756
Total shipping income	**794,838**	**945,949**	**43,564**	**49,055**	**61,216**	**5,682**	**1,900,304**	**501**	**17,300**	**(29,701)**	**1,888,404**
Operating expenses											
Raw materials and consumables	—	—	—	—	—	—	—	—	(10,265)	—	(10,265)
Voyage expenses and commissions	(73,003)	(284,675)	(432)	(1,364)	(2,680)	(1)	(362,155)	—	—	—	(362,155)
Vessel operating expenses	(131,671)	(229,750)	(9,253)	(17,394)	(32,136)	(205)	(420,409)	—	—	—	(420,409)
Charter hire expenses	(2)	(1,897)	—	—	(1,225)	—	(3,124)	—	—	—	(3,124)
Losses on disposal of vessels/ other tangible assets	—	—	—	—	—	—	—	—	(4)	—	(4)
Depreciation tangible assets	(96,445)	(248,189)	(10,162)	(12,942)	(12,861)	(2,040)	(382,639)	(1,258)	(787)	—	(384,684)
Depreciation intangible assets	(1,590)	—	—	—	—	(1,659)	(3,249)	—	(35)	—	(3,284)
Impairment losses	(109)	(4,567)	—	—	—	—	(4,676)	—	(678)		(5,354)
General and administrative expenses	(93,131)	(11,328)	(1,020)	(1,275)	(12,683)	(18,720)	(138,157)	(17,626)	(15,893)	29,701	(141,975)
Total operating expenses	**(395,951)**	**(780,406**	**(20,867)**	**(32,975)**	**(61,585)**	**(22,625)**	**(1,314,409)**	**(18,884)**	**(27,662)**	**29,701**	**(1,331,254)**
RESULT FROM OPERATING ACTIVITIES	**398,887**	**165,543**	**22,697**	**16,080**	**(369)**	**(16,943)**	**585,895**	**(18,383)**	**(10,362)**	**—**	**557,150**

Finance income	16,359	16,442	501	1	1,952	3,350	38,605	77	77	(15,883)	22,876
Finance expenses	(215,063)	(173,408)	(11,276)	(13,976)	(27,572)	(4,132)	(445,427)	(19)	(254)	15,883	(429,817)
Net finance expenses	**(198,704)**	**(156,966)**	**(10,775)**	**(13,975)**	**(25,620)**	**(782)**	**(406,822)**	**58**	**(177)**	**—**	**(406,941)**
Share of profit (loss) of equity accounted investees (net of income tax)	314	2,983	—	—	(1,363)	—	1,934	(808)	(2,008)	—	(882)
Profit (loss) before income tax	**200,497**	**11,560**	**11,922**	**2,105**	**(27,352)**	**(17,725)**	**181,007**	**(19,133)**	**(12,547)**	**—**	**149,327**
Income tax expense	(3,511)	14	(7,531)	(6)	39	118	(10,877)	—	692	—	(10,185)
Profit (loss) for the period	**196,986**	**11,574**	**4,391**	**2,099**	**(27,313)**	**(17,607)**	**170,130**	**(19,133)**	**(11,855)**	**—**	**139,142**
Attributable to:											
Owners of the company	196,986	33,128	4,391	2,099	(27,313)	(17,607)	191,684	(19,133)	(11,855)	—	160,696
Non-controlling interest	—	(21,554)	—	—	—		(21,554)	—	—	—	(21,554)


NO SMOKING
PROTECT THE ENVIRONMENT

(in thousands of USD)										December 31, 2024	
							Marine	H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total				
Shipping income											
Revenue	742,342	98,428	26,513	32,200	39,668	1,498	940,649	—	—	(403)	940,246
Gains on disposal of vessels/ other tangible assets	619,398	—	15,621	—	—	—	635,019	—	—	—	635,019
Other operating income	49,510	—	—	—	17	1,615	51,142	389	11,424	(12,295)	50,660
Total shipping income	**1,411,250**	**98,428**	**42,134**	**32,200**	**39,685**	**3,113**	**1,626,810**	**389**	**11,424**	**(12,698)**	**1,625,925**
Operating expenses											
Raw materials and consumables	—	—	—	—	—	—	—	—	(3,735)	—	(3,735)
Voyage expenses and commissions	(132,107)	(38,776)	(246)	(1,538)	(1,637)	(6)	(174,310)	—	—	—	(174,310)
Vessel operating expenses	(150,252)	(12,367)	(5,720)	(9,828)	(21,304)	(175)	(199,646)	—	—	—	(199,646)
Charter hire expenses	(98)	—	—	—	(40)	—	(138)	—	—	—	(138)
Losses on disposal of vessels/ other tangible assets	(2)	—	—	—	—	—	(2)	—	—	—	(2)
Depreciation tangible assets	(120,892)	(15,446)	(6,051)	(7,537)	(9,759)	(1,917)	(161,602)	(774)	(772)	—	(163,148)
Depreciation intangible assets	(1,586)	—	—	—	—	(1,267)	(2,853)	—	(28)	—	(2,881)
Impairment losses	—	—	—	—	—	—	—	—	(1,847)		(1,847)
General and administrative expenses	(44,679)	(2,050)	(734)	(372)	(9,406)	(17,324)	(74,565)	(4,206)	(11,693)	12,698	(77,766)
Total operating expenses	**(449,616)**	**(68,639)**	**(12,751)**	**(19,275)**	**(42,146)**	**(20,689)**	**(613,116)**	**(4,980)**	**(18,075)**	**12,698**	**(623,473)**
RESULT FROM OPERATING ACTIVITIES	**961,634**	**29,789**	**29,383**	**12,925**	**(2,461)**	**(17,576)**	**1,013,694**	**(4,591)**	**(6,651)**	**—**	**1,002,452**

Finance income	31,173	43	(7)	—	11,738	(1,758)	41,189	(5)	10	(2,505)	38,689
Finance expenses	(126,165)	(19,931)	(8,652)	(9,224)	(5,814)	(1,771)	(171,557)	(8)	(279)	2,505	(169,339)
Net finance expenses	**(94,992)**	**(19,888)**	**(8,659)**	**(9,224)**	**5,924**	**(3,529)**	**(130,368)**	**(13)**	**(269)**	**—**	**(130,650)**
Share of profit (loss) of equity accounted investees (net of income tax)	398	—	—	—	(354)	—	44	(302)	1,178	—	920
Profit (loss) before income tax	**867,040**	**9,901**	**20,724**	**3,701**	**3,109**	**(21,105)**	**883,370**	**(4,906)**	**(5,742)**	**—**	**872,722**
Income tax expense	(7,431)	(61)	2,118	(2)	261	3,846	(1,269)	59	(683)	—	(1,893)
Profit (loss) for the period	**859,609**	**9,840**	**22,842**	**3,699**	**3,370**	**(17,259)**	**882,101**	**(4,847)**	**(6,425)**	**—**	**870,829**
Attributable to:											
Owners of the company	859,609	9,840	22,842	3,699	3,370	(17,259)	882,101	(4,847)	(6,425)	—	870,829


MINERAL SAKURA
BOCIMAR

(in thousands of USD)			**December 31, 2023**
	Marine		
	Euronav	**Less: Eliminations**	**Total**
Shipping income			
Revenue	1,235,127	—	1,235,127
Gains on disposal of vessels/other tangible assets	372,444	—	372,444
Other operating income	23,316	—	23,316
Total shipping income	**1,630,887**	**—**	**1,630,887**
Operating expenses			
Voyage expenses and commissions	(142,090)	—	(142,090)
Vessel operating expenses	(231,033)	—	(231,033)
Charter hire expenses	(4,500)	—	(4,500)
Depreciation tangible assets	(219,428)	—	(219,428)
Depreciation intangible assets	(1,612)	—	(1,612)
General and administrative expenses	(62,532)	—	(62,532)
Total operating expenses	**(661,195)**	**—**	**(661,195)**
RESULT FROM OPERATING ACTIVITIES	**969,692**	**—**	**969,692**
Finance income	67,168	—	67,168
Finance expenses	(171,897)	—	(171,897)
Net finance expenses	**(104,729)**	**—**	**(104,729)**
Share of profit (loss) of equity accounted investees (net of income tax)	(927)	—	(927)
Profit (loss) before income tax	**864,036**	**—**	**864,036**
Income tax expense	(6,009)	—	(6,009)
Profit (loss) for the period	**858,027**	**—**	**858,027**
Attributable to:			
Owners of the company	858,027	—	858,027



Overview of capital expenses per segment

(in thousands of USD)

	December 31, 2025										
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total				
Capital expenses	190,425	628,027	559	80,950	128,112	—	**1,028,073**	2,245	994	—	**1,031,312**

(in thousands of USD)

	December 31, 2024										
	Marine							H2 Infra	H2 Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Total				
Capital expenses	262,320	463,274	135,339	147,959	100,172	7,993	**1,117,057**	3,016	1,397	—	**1,121,470**

(in thousands of USD)

	December 31, 2023		
	Marine	Less: Eliminations	Total
	Euronav		
Capital expenses	338,662	—	**338,662**


EURONAV

Note 3 - Assets and liabilities held for sale and discontinued operations

Assets held for sale

The assets held for sale can be detailed as follows:

(in thousands of USD)	31 December 2025	31 December 2024	31 December 2023
Marine	363,097	165,583	871,876
H2 Infra	—	—	—
H2 Industry	—	—	—
Total assets held for sale	**363,097**	**165,583**	**871,876**

(in thousands of USD)	(Estimated) Net sale price	Book Value	Asset Held For Sale	Impairment Loss	(Expected) Gain
At January 1, 2024	**—**	**871,876**	**871,876**	**—**	**—**
Assets transferred to assets held for sale					
Cap Lara	—	14,437	14,437	—	—
Alsace	—	69,388	69,388	—	—
Ingrid	—	44,811	44,811	—	—
Hakata	—	36,899	36,899	—	—
Windcat 6	—	48	48	—	—
Assets sold from assets held for sale					
Alice	—	(61,626)	(61,626)	—	—
Anne	—	(62,820)	(62,820)	—	—
Aquitaine	—	(58,657)	(58,657)	—	—
Dominica	—	(52,826)	(52,826)	—	—
Desirade	—	(56,071)	(56,071)	—	—
Alboran	—	(56,367)	(56,367)	—	—
Aral	—	(56,445)	(56,445)	—	—
Andaman	—	(56,636)	(56,636)	—	—
Hatteras	—	(59,368)	(59,368)	—	—
Delos	—	(83,611)	(83,611)	—	—
Doris	—	(84,438)	(84,438)	—	—
Derius	—	(81,458)	(81,458)	—	—
Camus	—	(92,228)	(92,228)	—	—
Oceania	—	(8,294)	(8,294)	—	—
Corporate	—	(1,031)	(1,031)	—	—

At December 31, 2024	**—**	**165,583**	**165,583**	**—**	**—**
At January 1, 2025	**—**	**165,583**	**165,583**	**—**	**—**
Assets transferred to assets held for sale					
Stella	49,250	20,225	20,225	—	29,025
Sienna	35,750	12,687	12,687	—	23,063
Hirado	75,000	39,172	39,173	—	35,828
Hojo	85,000	48,864	48,864	—	36,136
Antigone	103,000	53,810	53,810	—	49,190
Daishan	47,000	18,603	18,603	—	28,397
Dia	103,000	48,409	48,409	—	54,591
Aegean	107,000	49,963	49,964	—	57,037
Belgravia	25,047	21,407	21,408	—	3,640
Golden Magnum	28,026	23,559	23,559	—	4,467
Golden Myrtalia	30,000	25,166	25,166	—	4,834
Corporate	5,000	1,232	1,232	—	3,768
Assets sold from assets held for sale					
Cap Lara	—	(14,437)	(14,437)	—	—
Alsace	—	(69,388)	(69,388)	—	—
Hakata	—	(36,899)	(36,899)	—	—
Windcat 6	—	(48)	(48)	—	—
Assets reclassed from assets held for sale					
Ingrid	—	(44,811)	(44,811)	—	—
At December 31, 2025	**693,073**	**363,097**	**363,097**	**—**	**329,976**

On October 9, 2023, the Company announced the agreement of two reference shareholders CMB NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of USD 2.4 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023 (see Note 8). As at December 31, 2023, 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as an asset held for sale (*Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras, Delos, Doris, Derius* and *Camus)* for a total carrying value of USD 862.6 million. The last vessel (*Camus*) has been delivered to her new owners on March 19, 2024. The net gain on this transaction for the vessels delivered in 2024 amounted to USD 372.7 million, which was recorded in the first quarter of 2024.

On November 8, 2023, the Company sold the ULCC *Oceania* (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of USD 8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounted to USD 34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2024.

CMB.TECH announced a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, CMB.TECH transferred the FAST platform to ZeroNorth. The sale price (included in the heading "Corporate") amounted to USD 2.0 million. The net gain amounted to USD 0.4 million. Closing of the deal and official transfer date was on April 1, 2024.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for USD 96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 69.4 million. The net gain on the vessel amounts to USD 27.5 million and was recognized upon delivery to her new owners on January 27, 2025.

On June 27, 2024, the Management Board formally decided to commit to a plan to sell VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). An active program to locate a buyer and complete the plan was initiated and the vessels were actively marketed for sale in line with their fair values. It was at that time expected to be completed within a year from the decision and in line with IFRS 5, the assets were qualified and classified as non-current assets held for sale for a total combined book value of USD 81.7 million as per December 31, 2024. It is noted that Hakata has been sold and delivered to her new owners in the third quarter of 2025 (see Note 8). With respect to VLCC Ingrid, there has been no immediate interested buyers for an extended period. Accordingly, Management has determined that it is no longer appropriate to maintain the vessel's classification as an 'Asset Held for Sale' under IFRS 5. The vessel has therefore been reclassified as an 'Owned Vessel,' and depreciation has been recognized retroactively for the period from June 27, 2024, to December 31, 2025.

The Windcat 6 has been sold, after 18 years of service on December 18, 2024 for an amount of USD 275 thousand. The CTV was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 48 thousand. The sale generated a gain USD 227 thousand and was recognized upon delivery to the new owner on March 13, 2025.

On December 31, 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt) for USD 33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 14.4 million. The sale generated a gain of USD 18.8 million and was recognized upon delivery to the new owner on March 10, 2025.

The Capesize vessels Belgravia (2009 - 169,713 dwt) and Golden Magnum (2009 - 179,788 dwt) are classified as held for sale as at December 31, 2025. Memoranda of Agreement were signed on October 29, 2025 and December 9, 2025, respectively. Their carrying value amounts to USD 21.4 million and USD 23.6 million and a net gain of USD 3.6 million and USD 4.5 million respectively was recognized upon delivery to the new owners in January 2026.

On November 24, 2025, the Supervisory Board approved a coordinated divestment plan covering certain tanker and dry bulk vessels. In line with this plan and the active sale processes initiated prior to year-end, the following vessels are classified as non-current assets held for sale as at December 31, 2025. Six VLCC vessels, Hirado (2011), Hojo (2013), Antigone (2015), Daishan (2007), Dia (2015) and Aegean (2016), were marketed as a coordinated block-sale. Negotiations were at an advanced stage as at year-end and a Memorandum of Agreement for all six vessels was signed on January 7, 2026. The vessels were delivered during the first quarter of 2026. The vessels generated a combined net gain of USD 261.2 million and was recognized during the first quarter of 2026.

The Suezmax vessels Sienna (2007) and Stella (2011) were also included in the approved disposal plan. Marketing commenced in December 2025 and management expects completion within twelve months. The vessels are classified as held for sale for a total combined carrying value of USD 32.9 million.

The Capesize vessel Golden Myrtalia (2011 - 177,919 dwt) was approved for sale on November 24, 2025 and actively marketed before year-end. Although no agreement had been signed as at December 31, 2025, management expects completion within twelve months. The vessel is classified as held for sale with a carrying value of USD 25.2 million.

The amount under 'corporate' relates to the sale of the Company's share in the Tankers International (TI) Pool to International Seaways (INSW), closed on January 27, 2026.

Discontinued operations

As of December 31, 2025 and December 31, 2024, the Group had no operations that meet the criteria of a discontinued operation.



Note 4 - Revenue and other operating income

(in thousands of USD)

2025	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Marine Total	H2 Infra	H2 Industry	Less: Eliminations	Total
Pool Revenue	131,397	—	—	16,636	—	—	148,033	—	—	—	**148,033**
Spot Voyages	202,705	618,956	—	—	—	—	821,661	—	—	—	**821,661**
Revenue from contracts with customers	**334,102**	**618,956**	**—**	**16,636**	**—**	**—**	**969,694**	**—**	**—**	**—**	**969,694**
Time Charters	234,086	323,648	43,564	32,289	60,992	1,846	696,425	—	—	(39)	**696,386**
Total revenue	**568,188**	**942,604**	**43,564**	**48,925**	**60,992**	**1,846**	**1,666,119**	**—**	**—**	**(39)**	**1,666,080**
Other operating income	**37,177**	**739**	**—**	**130**	**—**	**3,836**	**41,882**	**236**	**17,300**	**(29,662)**	**29,756**

(in thousands of USD)

2024	Euronav	Bocimar	Delphis	Bochem	Windcat	Port vessels	Marine Total	H2 Infra	H2 Industry	Less: Eliminations	Total
Pool Revenue	186,363	—	—	18,864	—	—	205,227	—	—	—	**205,227**
Spot Voyages	378,792	98,428	—	—	237	(28)	477,429	—	—	(3)	**477,426**
Revenue from contracts with customers	**565,155**	**98,428**	**—**	**18,864**	**237**	**(28)**	**682,656**	**—**	**—**	**(3)**	**682,653**
Time Charters	177,187	—	26,513	13,336	39,431	1,526	257,993	—	—	(400)	**257,593**
Total revenue	**742,342**	**98,428**	**26,513**	**32,200**	**39,668**	**1,498**	**940,649**	**—**	**—**	**(403)**	**940,246**
Other operating income	**49,510**	**—**	**—**	**—**	**17**	**1,615**	**51,142**	**389**	**11,424**	**(12,295)**	**50,660**

(in thousands of USD)			2023
	Marine Euronav	**Less: Eliminations**	**Total**
Pool Revenue	639,778	—	**639,778**
Spot Voyages	434,436	—	**434,436**
Revenue from contracts with customers	**1,074,214**	**—**	**1,074,214**
Time Charters	160,913	—	**160,913**
Total revenue	**1,235,127**	**—**	**1,235,127**
Other operating income	**23,316**	**—**	**23,316**

For the accounting treatment of revenue, we refer to the accounting policies (see Note 1.15) - Revenue.





The increase in revenue is primarily driven by an increase in revenue from spot voyages and fixed time charters. This increase is largely attributed to the acquisition of Golden Ocean and the delivery of newbuild dry bulk vessels in 2025. The increase is partially offset by a reduction in pool revenue mainly due to a lower number of vessels operating in the pool in 2025 compared to 2024.

Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.

In accordance with IFRS16 - Leases, CMB.TECH is required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out revenue, it is determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. The following table summarizes the lease and non-lease components of the revenue from time charter-out during the years ended December 31, 2025, 2024 and 2023.

(in thousands of USD)	Note	**2025**	**2024**	**2023**
Lease component of revenue from time charter-out	-	484,093	188,404	122,818
Non-lease component of revenue from time charter-out	-	212,293	69,189	38,095
Total lease income		**696,386**	**257,593**	**160,913**

Note 5 - Expenses for shipping activities and other expenses from operating activities

Voyage expenses and commissions

(in thousands of USD)	Note	2025	2024	2023
Commissions paid	-	(25,795)	(16,643)	(15,202)
Bunkers	-	(234,910)	(118,446)	(101,795)
Other voyage related expenses	-	(101,450)	(39,221)	(25,093)
Total voyage expenses and commissions		**(362,155)**	**(174,310)**	**(142,090)**

The voyage expenses and commissions increased in 2025 compared to 2024. This increase is primarily attributed to an increase in bunker related expenses and other voyage-related expenditures. The increase in bunker cost and commissions paid in 2025 compared to 2024 is mainly due to the integration of the Golden Ocean vessels as of March, 2025 and thus more vessels operating on the spot. For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool. The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.



Vessel operating expenses

(in thousands of USD)	Note	2025	2024	2023
Operating expenses	-	(386,679)	(185,327)	(210,527)
Insurance	-	(33,730)	(14,319)	(20,506)
Total vessel operating expenses		**(420,409)**	**(199,646)**	**(231,033)**

The operating expenses relate mainly to the crewing expenses (including crew bonuses), technical and other costs (including shore staff working entirely on ship management) which are needed to operate vessels. In 2025, these expenses increased compared to 2024, primarily due to the acquisition of Golden Ocean in March, 2025.



General and administrative expenses

(in thousands of USD)	Note	2025	2024	2023
Wages and salaries	-	(31,662)	(20,797)	(10,342)
Social security costs	-	(4,141)	(3,293)	(1,204)
Provision for employee benefits	-	(66)	13	140
Equity-settled share-based payments	23	—	—	(3,945)
Other employee benefits	-	(3,611)	(2,019)	(1,047)
Capitalised costs	-	—	960	—
Employee benefits		**(39,480)**	**(25,136)**	**(16,398)**
Administrative expenses	-	(100,272)	(50,272)	(42,766)
Tonnage tax	-	(2,497)	(2,205)	(3,586)
Claims	-	—	(477)	(76)
Provisions	-	274	324	294
Total general and administrative expenses		**(141,975)**	**(77,766)**	**(62,532)**
Average number of full time equivalents (shore staff including ship management)		302.26	285.24	198.47

The general and administrative expenses which include amongst others: shore staff wages (excluding shore staff working entirely on ship management), director fees, office rental, consulting and audit fees and tonnage tax, increased in 2025 compared to 2024. This increase was mainly due to the acquisition and inclusion of Golden Ocean Group and related transaction fees as per March 12, 2025 (see Note 25).

The total research and development expenses recognized for the period ended December 31, 2025, amounted to USD 7.4 million and are included under administrative expenses (December 31, 2024: USD 10.5 million).

Employee benefits expenses increased compared to the prior year, primarily driven by higher wages and salaries as a result of the increase in the average number of full-time equivalents following the inclusion of Golden Ocean Group Limited as from March 2025. In addition, the average wage cost per employee increased during the period. The increase also reflects the impact of certain non-recurring items recognised during the year.

Note 6 - Net finance expense

Recognised in profit or loss

(in thousands of USD)	2025	2024	2023
Interest income	6,539	15,895	20,620
Dividends from other shares	5,351	1,050	—
Income on recycling hedges from OCI into P&L	—	—	25,749
Change in fair value of fuel derivatives recognised in P&L	—	—	3,210
Foreign exchange gains	10,986	21,744	17,590
Finance income	**22,876**	**38,689**	**67,168**
Interest expense on financial liabilities measured at amortised cost	(375,286)	(145,562)	(132,268)
Interest leasing	(3,537)	(275)	(631)
Change in fair value of fuel derivatives recognised in P&L	—	—	(8,276)
Fair value adjustment on interest rate swaps	(3,407)	—	37
Other financial charges	(14,296)	(9,249)	(13,513)
Foreign exchange losses	(33,291)	(14,253)	(17,246)
Finance expenses	**(429,817)**	**(169,339)**	**(171,897)**
Net finance expenses	**(406,941)**	**(130,650)**	**(104,729)**

Finance income for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024, primarily due to lower interest income earned during the period and reduced foreign exchange gains.

Finance expenses for the year ended December 31, 2025 increased compared to the year ended December 31, 2024. The increase is primarily attributable to higher interest expenses on financial liabilities, driven by a higher average outstanding debt position during the period. This reflects financing costs incurred in connection with the completion of the Golden Ocean transaction, refinancings concluded during the year, and the expansion and increased total value of the fleet.

The increase in foreign exchange losses primarily reflects the revaluation impact of movements in the EUR/USD exchange rate on the Group's EUR-denominated borrowings.

The above finance income and expenses include the following in respect of assets (liabilities) not recognised at fair value through profit or loss:

(in thousands of USD)	2025	2024	2023
Total interest income on financial assets	6,539	15,895	46,368
Total interest expense on financial liabilities	(375,286)	(145,562)	(132,268)
Total interest leasing	(3,537)	(275)	(631)
Total other financial charges	(14,296)	(9,249)	(13,513)


BOCHEM HOUSTON
MADEIRA

Note 7 - Income tax benefit (expense)

(in thousands of USD)	2025	2024	2023
CURRENT TAX			
Current period	(4,074)	(7,660)	(4,889)
Changes related to prior years	1,367	1,616	7
Total current tax	**(2,707)**	**(6,044)**	**(4,881)**
DEFERRED TAX			
Recognition of unused tax losses/(use of tax losses)	27	(243)	(1,146)
Other	(7,505)	4,394	18
Total deferred tax	**(7,478)**	**4,151**	**(1,128)**
Total tax benefit/(expense)	**(10,185)**	**(1,893)**	**(6,009)**

Reconciliation of effective tax		**2025**		**2024**		**2023**
Profit (loss) before tax		149,327		872,722		864,036
Tax at domestic rate	(25.00) %	(37,332)	(25.00) %	(218,181)	(25.00) %	(216,009)
Effects on tax of :						
Losses not subject to tax		(7,240)		(2,879)		—
Tax exempt profit / loss		(8,778)		(502)		(4,535)
Tax adjustments for previous years		6,023		1,979		7
Loss for which no DTA (*) has been recognised		(627)		28,686		7,586
Non-deductible expenses		(9,893)		(7,605)		(1,602)
Use of previously unrecognised tax losses and tax credits		—		—		5,283
Effect of Tonnage Tax regime		43,339		185,784		195,768
Effect of share of profit of equity-accounted investees		(221)		94		(5)
Effects of tax regimes in foreign jurisdictions		4,543		10,731		7,498
Total taxes	**(6.82)%**	**(10,185)**	**(0.22)%**	**(1,893)**	**(0.70)%**	**(6,009)**

* *DTA = Deferred Tax Asset*

In application of an IFRIC agenda decision on 'IAS 12 Income taxes', tonnage tax is not accounted for as income taxes in accordance with IAS 12 and is not presented as part of income tax expense in the consolidated statement of profit or loss but has been shown as an administrative expense under the heading General and administrative expenses. The amount paid for tonnage tax in the year ended December 31, 2025 was USD 2.5 million (2024: USD 2.2 million and 2023: USD 3.6 million) (see Note 5).

The Group has determined that the global minimum top-up tax, which is required to be paid under Pillar Two legislation, is an income tax in the scope of IAS 12. The Group operates mainly in the international shipping industry. Pillar II provides an exclusion for relevant shipping income (= profits earned from the transportation of cargo in international traffic). The Pillar II exercise will be subject to further guidance from the OECD. Based on the current state of play, we expect to be able to benefit from the shipping exclusion for the majority of our activities. Therefore, the Group concluded the impact of Pillar II to be limited.

The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. The impact for the Group was assessed and it was concluded that a limited amount of USD 0.4 million was applicable for 2025.


BREST

Note 8 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Vessels under	Right-of-use	Other tangible	Prepayments	Total PPE
At January 1, 2023							
Cost	-	5,014,747	228,429	66,785	5,159	—	**5,315,120**
Depreciation & impairment losses	-	(1,956,815)	—	(45,292)	(4,397)	—	**(2,006,504)**
Net carrying amount		**3,057,932**	**228,429**	**21,493**	**762**	**—**	**3,308,616**
Acquisitions	-	295,568	41,627	31,557	372	1,031	**370,155**
Disposals and cancellations	-	(815,733)	—	(2,087)	—	—	**(817,820)**
Depreciation charges	-	(200,896)	—	(18,040)	(492)	—	**(219,428)**
Transfer to assets held for sale	3	(870,844)	—	—	—	(1,031)	**(871,875)**
Transfers	-	163,543	(163,543)	—	—	—	**—**
Translation differences	-	—	—	13	2	—	**15**
Balance at 31 December 2023		**1,629,570**	**106,513**	**32,936**	**644**	**—**	**1,769,663**
At January 1, 2024							
Cost	-	3,265,939	106,513	56,240	4,717	—	**3,433,409**
Depreciation & impairment losses	-	(1,636,369)	—	(23,304)	(4,073)	—	**(1,663,746)**
Net carrying amount		**1,629,570**	**106,513**	**32,936**	**644**	**—**	**1,769,663**
Acquisitions	-	155,215	959,692	332	2,292	2,729	**1,120,260**
Acquisitions through business combinations	-	425,564	477,565	1,431	22,219	670	**927,449**
Disposals and cancellations	-	(183,374)	—	(30,162)	—	(595)	**(214,131)**
Depreciation charges	-	(158,110)	—	(1,413)	(3,625)	—	**(163,148)**
Transfer to assets held for sale	3	(165,583)	—	—	—	—	**(165,583)**
Disposals through sale of subsidiary	-	—	—	(1,184)	(137)	—	**(1,321)**
Transfers	-	914,788	(914,788)	—	1,075	(1,075)	**—**
Translation differences	-	(586)	(577)	(30)	(840)	(72)	**(2,105)**
Balance at 31 December 2024		**2,617,484**	**628,405**	**1,910**	**21,628**	**1,657**	**3,271,084**

At January 1, 2025							
Cost	-	4,020,942	628,405	5,212	30,098	1,657	**4,686,314**
Depreciation & impairment losses	-	(1,403,458)	—	(3,302)	(8,470)	—	**(1,415,230)**
Net carrying amount		**2,617,484**	**628,405**	**1,910**	**21,628**	**1,657**	**3,271,084**
Acquisitions	-	107,088	961,941	2,539	3,242	499	**1,075,309**
Acquisitions through business combinations	25	3,472,061	—	210,751	—	—	**3,682,812**
Disposals and cancellations	-	(194,897)	—	—	(700)	—	**(195,597)**
Depreciation charges	-	(371,267)	—	(9,247)	(4,170)	—	**(384,684)**
Transfer to assets held for sale	3	(361,865)	—	—	—	—	**(361,865)**
Impairments	-	—	—	(4,567)	—	—	**(4,567)**
Transfers	-	1,051,454	(854,759)	(196,695)	1,260	(1,260)	**—**
Translation differences	-	3,715	2,711	156	2,721	179	**9,482**
Balance at 31 December 2025		**6,323,773**	**738,298**	**4,847**	**23,981**	**1,075**	**7,091,974**
At 31 December 2025							
Cost	-	7,757,790	738,298	10,038	37,105	1,075	**8,544,306**
Depreciation & impairment losses	-	(1,434,017)	—	(5,191)	(13,124)	—	**(1,452,332)**
Net carrying amount		**6,323,773**	**738,298**	**4,847**	**23,981**	**1,075**	**7,091,974**

During 2024, one VLCC and four Suezmax vessels have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

On January 22, 2024, the Company exercised the repurchase option for VLCC Newton (2009 - 307,284 dwt) that was under a bareboat contract for an aggregate amount of USD 30 million. The vessel was previously accounted for as a right-of-use asset.

During 2024, the Company took delivery of three Suezmax vessels (Bristol, Orion and Helios), seven super-eco Newcastlemax vessels (Mineral France, Mineral Deutschland, Mineral Italia, Mineral Danmark, Mineral Eire, Mineral Hellas and Mineral Espana), four chemical tankers (Bochem Casablanca, Bochem Shanghai, Bochem New Orleans and Bochem Brisbane), three container vessels (CMA CGM Baikal, CMA CGM Dolomites and CMA CGM Etosha) of which one has been sold in the second quarter (CMA CGM Baikal), and one CTV (Windcat 57).

During 2025, 4 VLCCs, one Suezmax vessel and 19 dry bulk vessels have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.

During 2025, the Company took delivery of eight super-eco Newcastlemax vessels (Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige, Mineral Polska, Mineral Cesko, Mineral Slovensko and Mineral Slovenija), two CSOVs (Windcat Rotterdam and Windcat Amsterdam), one chemical tanker (Bochem Santos), one VLCC (Atrebates) and 2 CTVs (Hydrocat 60 and Windcat 58).

The Group had forty-one vessels under construction at December 31, 2025 for an aggregate amount of USD 738.3 million (2024: forty-one vessels under construction). The amounts presented within "vessels under

construction" relate to four eco-type VLCCs and two eco-type Suezmaxes, two dual-fuel bitumen tankers, ten Newcastlemax bulk carriers, seven chemical tankers, four CSOVs (Commissioning Service Operations Vessels), two coaster vessel of 5,000 dwt, one 1,400 TEU ammonia-powered container vessel and nine CTVs (Crew Transfer Vessel). The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction (see Note 1.11.2). As per December 31, 2025, the total amount that was capitalized was USD 16.6 million (2024: USD 23.7 million) in actual borrowing costs at an average interest rate of 6%.

The transfers of right-of-use assets in 2025 relate to the SFL vessels (see Note 20), for which the purchase option was exercised. Upon delivery, these vessels were transferred to the owned vessels.



Disposal of assets – Gains/losses

(in thousands USD)	Note	**Sale price**	**Book Value**	**Gain**	**Loss**
Cap Charles - Sale	-	40,523	18,459	22,064	—
Nautica - Sale	-	53,900	26,847	27,053	—
Alex - Sale	-	86,397	62,214	24,182	—
Ardeche - Sale	-	90,410	58,345	32,065	—
Drenec - Sale	-	86,327	56,279	30,048	—
Heron - Sale	-	89,130	58,243	30,887	—
Arafura - Sale	-	87,077	56,673	30,404	—
Amundsen - Sale	-	90,670	60,007	30,663	—
Diodorus - Sale	-	113,100	83,911	29,189	—
Dickens - Sale	-	113,397	83,534	29,863	—
Dalis - Sale	-	107,930	84,395	23,535	—
Cassius - Sale	-	123,500	91,635	31,865	—
Clovis - Sale	-	124,277	93,651	30,625	—
For the twelve months period ended December 31, 2023		**1,206,636**	**834,192**	**372,444**	**—**

		Sale price	**Book Value**	**Gain**	**Loss**
Andaman - Sale	-	86,976	56,636	30,341	—
Dominica - Sale	-	82,685	52,826	29,858	—
Hatteras - Sale	-	90,310	59,368	30,942	—
Derius - Sale	-	104,627	81,458	23,169	—
Alboran - Sale	-	86,418	56,362	30,056	—
Delos - Sale	-	112,888	83,611	29,277	—
Desirade - Sale	-	85,965	56,071	29,894	—
Alice - Sale	-	85,965	61,625	24,340	—
Aquitaine - Sale	-	90,268	58,657	31,610	—
Oceania - Sale	-	43,120	8,294	34,826	—
Doris - Sale		113,010	84,438	28,573	—
Aral - Sale		86,472	56,445	30,027	—
Anne - Sale		86,275	62,820	23,455	—

Camus - Sale		123,420	92,228	31,193	—
Noble - Sale		53,955	25,716	28,239	—
Nectar - Sale		53,955	23,873	30,082	—
Newton - Sale		53,955	33,285	20,670	—
CMA CGM Baikal - Sale		71,500	55,879	15,621	—
Sapphira - Sale		45,500	14,670	30,830	—
Statia - Sale		41,250	10,723	30,527	—
Selena - Sale		38,170	11,794	26,376	—
Cap Victor - Sale		38,990	15,593	23,397	—
Cap Felix - Sale		42,330	20,989	21,341	—
Corporate	-	2,000	1,625	375	—
For the twelve months period ended December 31, 2024		**1,720,005**	**1,084,986**	**635,019**	**—**

		Sale price	Book Value	Gain	Loss
Alsace - Sale	-	96,850	69,388	27,462	—
Cap Lara - Sale	-	33,213	14,437	18,776	—
Windcat 6 - Sale	-	267	50	217	—
Iris - Sale		99,990	42,856	57,134	—
Golden Ioanari - Sale		15,811	15,811	—	—
Golden Keen - Sale		16,848	16,649	199	—
Hakata - Sale		57,820	38,749	19,071	—
Hakone - Sale		55,615	35,405	20,210	—
Dalma - Sale		47,334	20,939	26,395	—
Sofia - Sale		40,120	19,693	20,426	—
Battersea - Sale		24,071	21,664	2,407	—
Golden Zhoushan - Sale		21,879	21,879	—	—
Sale hydrogen applications		847	575	272	—
Sale other industrial applications		12	16	—	(4)
For the twelve months period ended December 31, 2025		**510,677**	**318,112**	**192,568**	**(4)**

On March 15, 2024, the Company sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of USD 161.9 million. The vessels have all been delivered during the second quarter of 2024 and the net gain of USD 79.0 million on the transaction was recognised in the consolidated statement of profit or loss.

On November 19, 2021, the Company agreed to sell the container vessel CMA CGM Baikal for a net sale price of USD 71.5 million. The vessel has been delivered to her new owners in the second quarter of 2024 and a net gain of USD 15.6 million has been booked in the consolidated statement of profit or loss.

On September 25, 2024, the Company sold two Suezmax vessels, Sapphira (2008 - 150,205 dwt) and Statia (2006 - 150,205 dwt) for a net sale price of USD 45.5 million and USD 41.3 million respectively. The sale price generated a combined gain of USD 61.4 million and was recorded in the consolidated statement of profit or loss in the third quarter of 2024.

On December 2, 2024, the Company agreed to sell three Suezmax vessels Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) for a net sale price after commission of USD 38.2 million, USD 39.0 million and USD 42.3 million respectively. The sale price generated a combined gain of USD 71.1 million and was recorded in the consolidated statement of profit or loss in the fourth quarter of 2024.

On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for USD 96.9 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024. The VLCC has successfully been delivered to its new owner during the first quarter of 2025 generating a gain of USD 27.5 million.

On December 31, 2024, the Company sold the Suezmax Cap Lara (2007 - 158,826 dwt) for USD 33.2 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2024, and had a carrying value of USD 14.4 million. The vessel was delivered to her new owner on March 10, 2025, generating a net gain of USD 18.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2025.

The Windcat 6 has also been sold, after 18 years of service. The sale generated a gain of USD 0.2 million. The vessel was delivered to its new owner on March 13, 2025.

On March 14, 2025, the Company sold the VLCC Iris (2012 - 314,000 dwt) for a net sale price after commission of USD 100.0 million. The vessel was delivered during the second quarter of 2025 and the net gain of USD 57.1 million on the transaction was recognised in the consolidated statement of profit or loss.

On April 3, 2025, the Company sold the vessel Golden Keen for a net sale price of USD 16.8 million. The vessel was delivered on June 2, 2025, and a gain of USD 0.2 million was recognised in the consolidated statement of profit or loss.

On April 16, 2025, the Company sold VLCCs Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) for a net sale price of USD 57.8 million and USD 55.6 million respectively. The vessels were delivered to their new owners in the third quarter of 2025, generating a total gain of USD 39.3 million in the third quarter of 2025.

On June 25, 2025, the vessel Golden Ioanari was successfully delivered to her new owners. The sale was completed on March 21, 2025. The vessel had a carrying amount equal to the agreed sale price. As a result, no gain or loss was recognised on the transaction.

On September 19, 2025, the Company has sold the capesize Battersea (2009, 169390.000 dwt) for a net sale price of USD 24.1 million. The vessel was delivered to her new owners on October 24, 2025, generating a gain of USD 2.4 million.

On September 26, 2025, the Company sold the VLCC Dalma (2007 - 306,543 dwt) for a net sale price of USD 47.3 million. The vessel was delivered to her new owners on December 15, 2025 generating a gain of USD 26.4 million.

On August 25, 2025, the Company sold the Suezmax vessel Sofia (2010 - 165,000 dwt) for a net sale price of USD 40.1 million. The vessel was delivered to her new owners on October 30, 2025, generating a gain of USD 20.4 million.

Capesize Golden Zhoushan (2011 - 175,834) was delivered to its new owner during the fourth quarter of 2025, no gain was recorded following the sale of the vessel.

Impairment

Based on the impairment indicator analysis conducted for the year ending December 31, 2025, the Group has not identified any impairment triggers within its Marine division that require further impairment testing. Both internal and external impairment indicators, including asset performance, market valuations, and macroeconomic conditions, have been thoroughly assessed. The review is supported by independent broker valuations which indicate that the fair market value of the fleet exceeds its carrying value. The same analysis was conducted for the year ending December 31, 2024 and for the year ending December 31, 2023.

However, it was noted that the Golden Zhoushan (2011 - 175,834 dwt) was sold pursuant to a Memorandum of Agreement signed on July 3, 2025, for a net sale price of USD 21.9 million, resulting in a loss of USD 4.6 million which was recorded as an impairment charge in the consolidated statement of profit or loss as per June 30, 2025.

Accordingly, as of the reporting date, no additional impairment adjustments are required for the Group's assets within the Marine division. The Management Board, under supervision of the Supervisory Board, will continue to evaluate potential impairment risks on an ongoing basis, ensuring timely responses to any significant changes in market conditions or operational performance.

Security

All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 17).

Capital commitment

As at December 31, 2025 the Group's total capital commitments amount to USD 1.6 billion (December 31, 2024: USD 2.4 billion capital commitments). These capital commitments can be detailed as follows:

(in thousands of USD)	Total	2026	2027	2028	2029
Commitments in respect of:					
Tankers	441,186	373,866	67,320	—	—
Dry bulk vessels	525,887	515,754	10,133	—	—
Container vessels	37,670	37,670	—	—	—
Chemical tankers	377,100	102,750	34,100	159,650	80,600
Offshore Wind Vessels	253,804	148,857	95,136	9,811	—
Other	11,799	11,799	—	—	—
Total	**1,647,446**	**1,190,696**	**206,689**	**169,461**	**80,600**

The current newbuilding program of the Group comprises the following:

- 4 eco-type VLCCs,
- 2 eco-type Suezmaxes,
- 10 Newcastlemax bulk carriers,
- 7 chemical tankers,
- Offshore wind vessels are related to 4 CSOVs (Commissioning Service Operation Vessel), 1 MPASV (Multi Purpose Accommodation Support Vessel) and 3 CTVs (Crew Transfer Vessels),
- 2 coasters of 5,000 dwt (included under drybulk vessels),
- 1 ammonia-powered container vessel with a capacity of 1,400 TEU,
- 2 dual-fuel bitumen tankers (included under chemical tankers),
- The other items are related to a multi purpose harbour vessel and other hydrogen applications.

Note 9 - Intangible Assets and goodwill

(in thousands USD)	Note	Customer contracts	Other intangible assets	Total intangible assets	Goodwill
At 1 January 2024					
Cost	-	16,569	1,267	17,836	—
Amortisation & translation differences	-	(2,469)	(1,173)	(3,642)	—
Net carrying amount		**14,100**	**94**	**14,194**	**—**
Acquisitions	-	535	1,006	**1,541**	—
Acquisitions through business combinations	-	—	3,539	**3,539**	—
Amortisation charges	-	(1,556)	(1,325)	(2,881)	—
Disposals through sale of subsidiary	-	—	(67)	(67)	—
Translation differences	-	—	(139)	(139)	—
Balance at 31 December 2024		**13,079**	**3,108**	**16,187**	**—**
At 1 January 2025					
Cost	-	17,104	5,807	**22,911**	—
Amortisation & translation differences	-	(4,025)	(2,699)	**(6,724)**	—
Net carrying amount		13,079	3,108	16,187	—
Acquisitions	-	1,503	—	1,503	—
Acquisitions through business combinations	25	396	—	396	177,022
Amortisation charges	-	(1,589)	(1,695)	(3,284)	—
EU ETS allowances surrendered	-	(2,434)	—	(2,434)	—
Translation differences	-	—	342	342	—
Balance at 31 December 2025		**10,955**	**1,755**	**12,710**	**177,022**
At 31 December 2025					
Cost	-	16,569	6,427	22,996	177,022
Amortisation & translation differences	-	(5,614)	(4,672)	(10,286)	—
Net carrying amount		**10,955**	**1,755**	**12,710**	**177,022**

In connection with the acquisition of the remaining 50% in TI Asia and TI Africa in May, 2022, a part of the price paid is related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of USD 16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

The goodwill recognised relates to the acquisition of Golden Ocean Group Ltd. (see Note 24 and 25). The recognition of goodwill reflects management's confidence in the long-term prospects of the dry bulk market and the expected growth of the business segment. The resulting goodwill is recognised on the statement of financial position and is subject to annual impairment testing in accordance with the applicable accounting standards.

For the purpose of impairment testing, goodwill amounting to USD 177.0 million has been allocated to the Bocimar operating segment, which represents the group of cash-generating units for dry bulk operations excluding the assets under construction. The recoverable amount of the group of CGUs was determined based on its fair value less costs of disposal ("FVLCD"). The FVLCD measurement is classified as a Level 3 fair value measurement and was derived from independent broker valuation reports obtained from recognised shipbrokers and maritime valuation experts, adjusted for costs of disposal based on the average broker commission payable. The recoverable amount exceeded the carrying amount of the group of CGUs and, accordingly, no impairment was recognised for the year ended December 31, 2025. Management has assessed that no reasonably possible change in the key assumptions would result in the carrying amount exceeding the recoverable amount.

The other intangible assets are mainly related to internally capitalised development expenses and software assets.


EURONAV

Note 10 - Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

(in thousands of USD)	**Assets**	**Liabilities**	**Net**
Tangible assets	16,176	(6,579)	9,597
Employee benefits	46	—	46
Unused tax losses & tax credits	22,284	(426)	21,858
Unremitted earnings	—	(21,865)	(21,865)
	38,506	**(28,870)**	**9,636**
Offset	(28,432)	28,432	
Balance at 31 December 2024	**10,074**	**(438)**	
Tangible assets	2,357	(28)	2,329
Employee benefits	20	—	20
Unused tax losses & tax credits	22,196	(457)	21,739
Unremitted earnings	—	(21,723)	(21,723)
	24,573	**(22,208)**	**2,365**
Offset	(21,723)	21,723	
Balance at 31 December 2025	**2,850**	**(485)**	

Unrecognised deferred tax assets and liabilities

Total unrecognised tax losses amount to USD 244.4 million for 2025 (USD 160.6 million for 2024) and unused taxable temporary differences amount to USD 48.6 million (both 2025 and 2024). Deferred tax assets and liabilities have not been recognised in respect of the following items:



(in thousands of USD)	31 December 2025		31 December 2024	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Deductible temporary differences	12,377	—	12,226	—
Taxable temporary differences	—	(12,162)	—	(12,162)
Tax losses & tax credits	58,934	—	39,622	—
	71,311	**(12,162)**	**51,848**	**(12,162)**
Offset	(12,162)	12,162	(12,162)	12,162
Total	**59,150**	**—**	**39,686**	**—**

The unrecognised deferred tax assets in respect of tax losses and tax credits relates to tax losses carried forward, investment deduction allowances and excess dividend received deduction. Tax losses and tax credits have no expiration date.

A deferred tax asset ('DTA') is recognised for unused tax losses and tax credits carried forward, to the extent that it is probable that future taxable profits will be available. The Group considers future taxable profits as probable when it is more likely than not that taxable profits will be generated in the foreseeable future. When determining whether probable future taxable profits are available, the probability threshold is applied to portions of the total amount of unused tax losses or tax credits, rather than the entire amount.

Given the nature of the tonnage tax regime, the Group has a substantial amount of unused tax losses and tax credits for which no future taxable profits are probable and therefore no DTA has been recognised.

No deferred tax liabilities have been recognised for temporary differences related to vessels for which the Group expects that the reversal of these differences will not have a tax effect.


BOCIMAR

Movement in deferred tax balances during the year

(in thousands of USD)	Balance at Jan 1, 2023	Recognised in income	Other movements	Translation differences	Balance at 31 Dec 2023
Employee benefits	25	18	—	1	44
Unused tax losses & tax credits	60,308	(18,134)	—	4	42,178
Unremitted earnings	(58,930)	16,988	—	—	(41,942)
Total	**1,403**	**(1,128)**	**—**	**5**	**280**

(in thousands of USD)	Balance at Jan 1, 2024	Recognised in income	Other movements	Translation differences	Balance at 31 Dec 2024
Tangible assets	—	4,388	5,303	(94)	9,597
Employee benefits	44	6	—	(4)	46
Unused tax losses & tax credits	42,178	(20,320)	—	—	21,858
Unremitted earnings	(41,942)	20,077	—	—	(21,865)
Total	**280**	**4,151**	**5,303**	**(98)**	**9,636**

(in thousands of USD)	Balance at Jan 1, 2025	Recognised in income	Other movements	Translation differences	Balance at 31 Dec 2025
Tangible assets	9,597	(7,474)	(67)	273	2,329
Employee benefits	46	(31)	—	5	20
Unused tax losses & tax credits	21,858	(114)	—	(5)	21,739
Unremitted earnings	(21,865)	141	—	1	(21,723)
Total	**9,636**	**(7,478)**	**(67)**	**274**	**2,365**

The other movements in 2024 relate to the recognition of the deferred tax assets and liabilities when control of CMB.TECH Enterprises was obtained.

Note 11 - Non-current receivables

(in thousands of USD)	31 December 2025	31 December 2024
Shareholders loans to joint ventures	20,222	16,188
Derivatives	—	1,279
Cash guarantees and deposits	57,534	48,548
Other non-current receivables	19,360	9,061
Total non-current receivables	**97,116**	**75,076**

The shareholder loans to joint ventures mainly relates to the loans provided to Be Hydro and JPN H2YDRO and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS Windcat Offshore Logistics.

The cash guarantees and deposits as of December 31, 2025 relates to a cash security of USD 51.7 million lodged with the High Court of Malaysia in January, 2024. The cash security was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners (see Note 21).

The increase in other non-current receivables mainly relates to an advancement for the development of ammonia-powered engines for its new bulk carriers. The amount will be re-covered through future engine deliveries.

The maturity date of the non-current receivables is as follows:

(in thousands of USD)	31 December 2025	31 December 2024
Receivable:		
Within two years	62,745	57,240
Between two and three years	4,508	52
Between three and four years	3,844	4
Between four and five years	60	183
More than five years	25,959	17,597
Total non-current receivables	**97,116**	**75,076**

Note 12 - Inventory

The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of December 31, 2025, lube oils are classified within Inventory, aligning the presentation within the group, having previously been presented under deferred charges. The carrying amount of the bunker inventory on board of the vessels amounted to USD 55.7 million (2024: USD 17.3 million), and the carrying amount of the lube oils amounted to USD 17.5 million as of December 31, 2025 (2024: USD 7.7 million). As the amount of the lube oils as of December 31, 2024 is not material, comparative figures have not been restated.

The increase in bunker inventory is primarily driven by the acquisition of the Golden Ocean fleet in March, 2025.

Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption. Bunker expenses are presented within voyage expenses (see Note 5), while lubricants are included within vessel operating expenses.

The other inventory as of December 31, 2025 amounts to USD 4.0 million (2024: USD 9.1 million) and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.




CMB .TECH
Decarbonise Today
Navigate Tomorrow
23
1049
500 BAR MOBILE REFUELLER

Note 13 - Trade and other receivables - current

(in thousands of USD)	31 December 2025	31 December 2024
Trade receivables	141,937	117,824
Trade receivables - TI Pool	40,623	56,568
Accrued income	39,874	9,237
Accrued interest	361	236
Deferred charges	56,171	45,072
Deferred fulfillment costs	11,424	1,126
Other receivables	30,247	3,691
Lease receivables	—	1,263
Derivatives	206	866
Total trade and other receivables	**320,843**	**235,883**

The increase in trade receivables is primarily due to the acquisition of Golden Ocean and the delivery of newbuild vessels and thus an increase of the total fleet on the water as at December 31, 2025.

The decrease in trade receivables - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in 2025 mainly due to a decrease in number of vessels in the pool.

The increase in accrued income is primarily attributable to a higher number of vessels, in line with the acquisition of Golden Ocean, operating primarily on the spot market compared to December 31, 2024.

The increase in deferred charges relates mainly to deferred arrangement fees on predelivery financing of newbuild vessels.

Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. The increase is mainly due to the acquisition of Golden Ocean and thus more vessels operating on the spot market as per December 31, 2025.

The increase in other receivables is due to the acquisition of Golden Ocean and mainly relates to bunker receivables on time charter-out contracts.

For currency and credit risk, we refer to Note 19.

Note 14 - Cash and cash equivalents

(in thousands of USD)	31 December 2025	31 December 2024
Cash at bank and in hand	146,529	38,869
TOTAL	**146,529**	**38,869**

No bank deposits were held at December 31, 2025 and at December 31, 2024


MINERAL ÖSTERREICH


B
BOCIMAR

Note 15 - Equity

Number of shares issued

(in shares)	31 December 2025	31 December 2024	31 December 2023
On issue at January 1	315,977,647	220,024,713	220,024,713
On issue at December 31 - fully paid	**315,977,647**	**220,024,713**	**220,024,713**

As at December 31, 2025, the share capital is represented by 315,977,647 shares. The shares have no nominal value.

As at December 31, 2025, the authorised share capital not issued amounts to USD 134,855,102 (2024 and 2023: USD 83,898,616) or the equivalent of 124,071,775 shares (2024 and 2023: 77,189,888 shares).

The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at the shareholders' meetings of the Group.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging instruments were as follows:

(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	2025 Change in FV recognised in OCI
Interest rate swaps				
USD 161.1 million facility	92,695	110	20	(2,055)
Total	**92,695**	**110**	**20**	**(2,055)**

(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	2024 Change in FV recognised in OCI
Interest rate swaps				
USD 161.1 million facility	111,545	2,145	—	1,005
Total	**111,545**	**2,145**	**—**	**1,005**

The Group, in connection to the USD 150.0 million facility raised on June 21, 2022 and amended in 2024 to USD 161.1 million, entered into several Interest Rate Swaps (IRSs) for a combined notional value of USD 109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at December 31, 2025 amounted to USD 92.7 million. The fair value of these instruments at December 31, 2025 amounted to USD 0.1 million (see Note 13 and 18) and USD (2.0) million has been recognised in OCI in 2025.

Treasury shares

As of December 31, 2025, CMB.TECH NV owned 25,807,878 of its own shares.

Distributions

During 2025, the Company declared two interim dividends of USD 0.05 per share each (one on August 27, 2025 and one on December 16, 2025, with the second paid in January 2026). On February 24, 2026, the Company declared an interim dividend of USD 0.16 per share, which is expected to be paid on or about April 27, 2026.

The total amount of dividends declared in 2025 was USD 29.0 million (USD 1,110.9 million in 2024 and USD 646.3 million in 2023) and USD 20.2 million was paid in 2025 (USD 1,126.7 million in 2024 and USD 630.5 million in 2023).

Long term incentive plans

The Group did not issue any new long term incentive plans in 2025 and 2024 and all previously existing LTIP plans terminated at the end of 2023 following the change in control. Please see Note 23 for more information on the old plans.

Note 16 - Earnings per share

Basic earnings per share

The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the period ended December 31 of each year, calculated as follows:

Result attributable to ordinary shares

	2025	2024	2023
Result for the period (in USD)	160,696,062	870,829,138	858,026,940
Weighted average number of ordinary shares	229,443,392	196,041,579	201,901,743
Basic earnings per share (in USD)	0.70	4.44	4.25



Weighted average number of ordinary shares

(in shares)	**Shares issued**	**Treasury shares**	**Shares outstanding**	**Weighted number of shares**
On issue at January 1, 2023	**220,024,713**	**18,241,181**	**201,783,532**	**201,783,532**
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(450,465)	450,465	118,211
On issue at 31 December 2023	**220,024,713**	**17,790,716**	**202,233,997**	**201,901,743**
On issue at January 1, 2024	**220,024,713**	**17,790,716**	**202,233,997**	**202,233,997**
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	8,017,162	(8,017,162)	(6,192,418)
On issue at 31 December 2024	**220,024,713**	**25,807,878**	**194,216,835**	**196,041,579**
On issue at January 1, 2025	**220,024,713**	**25,807,878**	**194,216,835**	**194,216,835**
Issuance of shares	95,952,934	—	95,952,934	35,226,557
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at 31 December 2025	**315,977,647**	**25,807,878**	**290,169,769**	**229,443,392**

On August 20, 2025, the merger between Golden Ocean and CMB.TECH Bermuda Ltd. was closed (see Note 24). Based on the Exchange Ratio and the number of outstanding Golden Ocean common shares and ordinary shares in the Company, the Company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind.


NO SMOKING

Diluted earnings per share

For the twelve months ended December 31, 2025, the diluted earnings per share (in USD) amount to 0.70 (2024: 4.44 and 2023: 4.25). All LTIPs were terminated during the 2nd half of 2023 due to the change of control (see Note 23). As of December 31, 2023, the Company no longer has instruments that can give rise to dilution.

Weighted average number of ordinary shares (diluted)

The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	2025	2024	2023
Weighted average of ordinary shares outstanding (basic)	229,443,392	196,041,579	201,901,743
Effect of share-based payment arrangements	—	—	—
Weighted average number of ordinary shares (diluted)	229,443,392	196,041,579	201,901,743

There are no more remaining outstanding instruments at December 31, 2025, December 31, 2024 and December 31, 2023 which can give rise to dilution.

Note 17 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	**Bank loans**	**Other notes**	**Lease liabilities**	**Other borrowings**	**Total**
More than 5 years	-	30,203	—	206	52,337	**82,746**
Between 1 and 5 years	-	332,032	198,219	3,157	18,911	**552,319**
More than 1 year		*362,235*	*198,219*	*3,363*	*71,248*	**635,065**
Less than 1 year	-	166,124	3,733	33,493	92,298	**295,648**
At January 1, 2024		**528,359**	**201,952**	**36,856**	**163,546**	**930,713**
Loans	-	1,971,542	—	332	750,983	**2,722,857**
Repayments	-	(1,177,328)	—	(33,604)	(377,540)	**(1,588,472)**
Acquisitions through business combinations	-	332,529	—	1,500	234,491	**568,520**
Transaction expenses	-	(6,686)	668	—	(3,972)	**(9,990)**
Other changes	-	5,257	—	(171)	(85)	**5,001**
Disposals through sale of subsidiary		—	—	(1,137)	—	**(1,137)**
Translation differences	-	(867)	—	(32)	(4,338)	**(5,237)**
Balance at 31 December 2024		**1,652,806**	**202,620**	**3,744**	**763,085**	**2,622,255**
More than 5 years	-	360,928	—	184	528,109	**889,221**
Between 1 and 5 years	-	1,089,941	198,887	1,267	139,252	**1,429,347**
More than 1 year		*1,450,869*	*198,887*	*1,451*	*667,361*	**2,318,568**
Less than 1 year	-	201,937	3,733	2,293	95,724	**303,687**
Balance at 31 December 2024		**1,652,806**	**202,620**	**3,744**	**763,085**	**2,622,255**

	Note	Bank loans	Other notes	Lease liabilities	Other borrowings	Total
More than 5 years	-	360,928	—	184	528,109	**889,221**
Between 1 and 5 years	-	1,089,941	198,887	1,267	139,252	**1,429,347**
More than 1 year		*1,450,869*	*198,887*	*1,451*	*667,361*	**2,318,568**
Less than 1 year	-	201,937	3,733	2,293	95,724	**303,687**
At January 1, 2025		**1,652,806**	**202,620**	**3,744**	**763,085**	**2,622,255**
Loans	-	4,782,903	—	2,539	1,686,124	**6,471,566**
Repayments	-	(4,237,099)	—	(121,881)	(600,727)	**(4,959,707)**
Acquisitions through business combinations	25	995,820	—	120,541	303,063	**1,419,424**
Transaction expenses	-	(23,877)	667	—	(8,829)	**(32,039)**
Other changes	-	(4,594)	—	—	1,064	**(3,530)**
Translation differences	-	24,801	—	106	6,913	**31,820**
Balance at 31 December 2025		**3,190,760**	**203,287**	**5,049**	**2,150,693**	**5,549,789**
More than 5 years	-	556,818	—	48	1,372,532	**1,929,398**
Between 1 and 5 years	-	2,282,772	—	3,320	504,263	**2,790,355**
More than 1 year		*2,839,590*	—	*3,368*	*1,876,795*	**4,719,753**
Less than 1 year	-	351,170	203,287	1,681	273,898	**830,036**
Balance at 31 December 2025		**3,190,760**	**203,287**	**5,049**	**2,150,693**	**5,549,789**

The amounts shown under "Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.

Bank loans

Due to the acquisition and consolidation of Golden Ocean Group as per March 12, 2025, USD 995.8 million of bank loans were entered into the Group.

On March 4, 2025, the Group entered into a USD 1.4 billion bridge facilities agreement with a syndicate of banks in view of the acquisition of shares in Golden Ocean. The bridge facilities agreement has an initial term of 9 months with the possibility to extend its term twice with an additional 6 months. The facilities carry a rate of daily compounded SOFR plus a margin of 3.00 - 5.50% per annum. The facility has mostly been repaid using the new USD 2.0 billion facility, see below. As of December 31, 2025, the outstanding balance under this facility was USD 122.5 million.

On April 7, 2025, the Group entered into a credit facility of USD 392.7 million for the financing of five VLCC newbuildings that also features a predelivery finance component. The facility has a term of 2 years before delivery and 12 years as from delivery of the respective vessels and carries a rate of CME Term SOFR plus a margin of 1.75%. As of December 31, 2025, the outstanding balance under this facility was USD 0.2 billion.

On May 8, 2025, the Group entered into term and revolving facilities of USD 2.0 billion, comprising of a term loan facility of up to USD 1,250.0 million for the refinancing of the existing facilities in respect of the vessels of former Golden Ocean Group, and a revolving credit facility of up to USD 750.0 million for general corporate and working capital purposes. We concluded the facilities with a syndicate of banks. The facility has a term of 5 years and carries a rate of CME Term SOFR plus a margin of 2.10 - 2.75%. As of December 31, 2025, the outstanding balance under this facility was USD 1,194.7 million.

On June 27, 2025, the Group entered into a revolving credit facility of USD 90.0 million. On September 19, 2025, the facility was amended and restated to reflect an increased commitment at that time of USD 15.1 million. The facility has a term of 2 years and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was USD 74.1 million.

On September 23, 2025, the Group entered into a credit facility of USD 57.5 million for the financing of one Newcastlemax newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 8 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was USD 20.1 million.

On December 5, 2025, the Group entered into a credit facility of USD 68.0 million for the financing of two Bitumen tanker newbuilding that also features a predelivery finance component. The facility has a term of up to 2 years before delivery and 12 years as from delivery of the vessel and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, there is no outstanding balance under this facility.

On December 9, 2025, the Group entered into an amendment and restatement agreement relating to the Global Refinancing USD 1290.0 million to increase the amount of the Revolving Facility to up to USD 950.0 million. This facility bears interest at SOFR plus a margin of 2.30% - 2.90% per annum. The margin is reset every quarter depending on the Net Debt to Total Capitalization. The amendment is accounted for as a non-substantive modification. As of December 31, 2025, the outstanding balance under this facility was USD 735.0 million.

On December 19, 2025, the Group entered into an €150 million (USD 176.3 million) unsecured revolving credit facility. We concluded this facility with a range of commercial banks and the support of Gigarant. The facility contains a clause governing the negotiation of Sustainability Terms Supplement within 12 months after signing the facility. The facility has a term of 3 years and carries a rate of daily compounded SOFR plus a margin of 1.80%. As of December 31, 2025, the outstanding balance under this facility was USD 0.0 million.

Undrawn borrowing facilities

At December 31, 2025, CMB.TECH and its fully-owned subsidiaries have undrawn credit line facilities amounting to USD 392.3 million (2024: USD 308.6 million), of which USD 103.0 million will mature within 12 months.

Terms and debt repayment schedule

The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				31 December 2025			31 December 2024		
	Curr.	**Nominal interest rate**	**Year of mat.**	**Facility size**	**Drawn**	**Carrying value**	**Facility size**	**Drawn**	**Carrying value**
Unsecured Revolving loan 80M	EUR	SOFR + CAS + 1.45%	2025	—	—	—	83,112	27,500	27,505
Unsecured Revolving loan 150M	EUR	SOFR + CAS + 1.80%	2028	176,250	—	(1,651)	—	—	—
Secured FSO loan 161.1M	USD	SOFR + 2.15%	2030	123,593	123,593	122,736	148,727	148,727	147,464
Secured vessels loan Refi - Revolving loan 950M*	USD	SOFR + 2.30% - 2.90%	2028	950,000	735,000	730,703	995,207	750,000	743,637
Secured vessels loan 129.75M	USD	SOFR + 1.28% - 1.73%	2038	25,950	25,950	25,481	25,950	25,950	26,102
Secured vessels Revolving loan 182.5M*	USD	SOFR + 2.20% - 2.80%	2029	46,049	45,049	44,109	169,500	167,250	165,691
Secured vessels loan 392.7M	USD	SOFR + 1.75%	2040	168,861	168,861	167,244	—	—	—
Secured 1.4B Bridge Facility	USD	SOFR + 3.04%	2026	122,522	122,522	122,598	—	—	—
Credit Line Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,469	1,469	1,470	1,299	1,299	1,299
Credit Line Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,469	1,469	1,470	1,299	1,299	1,299
Secured loan EUR 151.2M	EUR	Euribor + 1.00%	2038	121,750	121,750	119,813	86,925	86,925	87,510
Secured loan 152M	USD	SOFR + 2.06%	2036	67,425	67,425	65,354	72,504	72,504	70,309
Secured loan 280M	USD	SOFR + 2.06%	2036	175,855	175,855	170,166	189,216	189,216	183,163
Secured loan 224M	USD	SOFR + 2.06%	2038	162,773	162,773	157,768	115,733	115,733	112,330
Secured loan Windcat EUR 77.9M	EUR	Euribor + 3.25%	2027	46,998	46,998	46,838	49,426	43,921	43,623
Secured loan EUR 154.7M	EUR	Euribor + 1.00% Euribor + 0.90%	2037 2039	91,364	91,364	89,122	34,276	34,276	34,634
Secured loan EUR 8.8M	EUR	Euribor + 1.10%	2033	8,272	8,272	8,297	8,228	8,228	8,240
Secured loan 41.8M	USD	SOFR + 2.00%	2033	41,109	41,109	40,420	—	—	—
Secured loan 1,400 TEU 26.3M	USD	SOFR + 3.75% Euribor + 3.55%	2032	2,025	2,025	2,043	—	—	—
Secured loan 57.5M	USD	SOFR + 1.80%	2035	20,084	20,084	20,109	—	—	—
Secured vessels loan 2B Facility	USD	SOFR + 2.10% - 2.75%	2030	1,194,659	1,194,659	1,182,981	—	—	—
Secured vessels Revolving loan 105.1M	USD	SOFR + 1.80%	2027	74,100	74,100	73,690	—	—	—
Total interest-bearing bank loans				**3,622,579**	**3,230,329**	**3,190,760**	**1,981,402**	**1,672,828**	**1,652,806**

** The total amount available under the revolving loan Facilities depends on the total value of the fleet of tankers securing the facility.*

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan. For further information, we refer to Note 19.

Other notes

(in thousands of USD)				31 December 2025			31 December 2024		
	Curr	**Nominal interest rate**	**Year of mat.**	**Facility size**	**Drawn**	**Carrying value**	**Facility size**	**Drawn**	**Carrying value**
Unsecured notes	USD	6.25 %	2026	200,000	200,000	203,287	200,000	200,000	202,620
Total other notes				**200,000**	**200,000**	**203,287**	**200,000**	**200,000**	**202,620**

On September 2, 2021, the Group announced a successful placement of a new USD 200 million senior unsecured bonds. The bonds mature in September 2026 and carry a coupon of 6.25%. An application has been made for the bonds to be listed on Oslo Stock Exchange. The related transaction costs of USD 3.3 million are amortised over the lifetime of the instrument using the effective interest rate method. The net proceeds from the bond issue have been used for general corporate purposes and/or refinancing of the old USD 200 million bond (ISIN: NO0010793888). As part of this transaction the Company bought back USD 132 million of the USD 200 million senior bonds issued in 2017 in the course of 2021. DNB Markets, Nordea, SEB and Arctic Securities AS acted as joint bookrunners in connection with the placement of the bond issue. In line with the successful placement of the new USD 200 million senior unsecured bond, the old bond has been fully repaid during the second quarter of 2022.

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.'s USD 200 million senior unsecured bonds due September 2026.


SAFETY FIRST
NO SMOKING
BOCIMAR
MINERAL PORTUGAL

Other borrowings

On June 6, 2017, the Group signed an agreement with BNP Paribas Fortis SA/NV to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC has been appointed as an additional dealer in the agreement and the maximum amount has been increased from 50 million Euro to 150 million Euro. As of December 31, 2025, the outstanding amount was USD 43.1 million or 36.7 million Euro (December 31, 2024: USD 63.0 million or 60.6 million Euro). The Treasury Notes are issued on an as needed basis with different durations not exceeding 1 year, and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the currency risks related to these instruments issued in Euro compared to the USD Group functional currency. The FX contracts have the same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognised in the consolidated statement of profit or loss. On December 31, 2025, the fair value of these forward contracts amounted to USD 0.5 million (December 31, 2024: USD (1.4) million).

On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmaxes Cypres (2022 – 157,310 dwt) and Cedar (2022 – 157,310 dwt), the last one delivered at January 10, 2024. The vessels were sold and were leased back under a 14-year bareboat contract and carry an interest of SOFR plus 435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. As of December 31, 2025, the outstanding amount was USD 133.9 million in total. At the end of the bareboat contract, the Company has a purchase obligation. The Company may, at any time on and after the fourth anniversary, notify the owners the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.

CMB.TECH Group entered into a number of sale and leaseback arrangements in relation to its newbuilding program during 2024 and 2025 which also feature a pre-delivery finance component. The sale and leaseback financing agreements have a term of between 10 and 15 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 1.95% to 4.21%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at December 31, 2025, the total outstanding balance under these facilities was USD 948.5 million.

Due to the acquisition and consolidation of Golden Ocean Group as per March 12, 2025, USD 303.1 million of sale and leaseback arrangements were entered into the Group. All of these arrangements were refinanced during 2025 with the USD 2 billion facility mentioned above, which was partially refinanced again in December 2025 through four sale-and-leaseback arrangements for 20 vessels in the former Golden Ocean fleet. The outstanding balance for the sale and leaseback arrangement under the acquired fleet as of December 31, 2025 was USD 1,025.2 million. The related financing agreements have a term of between 9 and 10 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 1.70% to 1.95%. The agreements include purchase options throughout the term, with a purchase option or a purchase obligation at maturity

In relation to the sale and leaseback arrangements, the total outstanding balance as at December 31, 2025, was USD 2,107.6 million.

In accordance with IFRS, these transactions were not accounted for as a sale. However, the Group will continue to recognise the transferred assets, and has recognised a financial liability equal to the net transfer proceeds.

The future capital payments for these leaseback agreements are as follows:

(in thousands of USD)	**31 December 2025**	**31 December 2024**
Less than one year	229,951	31,701
Between one and five years	508,140	141,251
More than five years	1,381,645	531,385
Total future capital payables	**2,119,736**	**704,337**

Transaction and other financial costs

The heading 'Transaction expenses' in the first table of this note reflects the recognition of directly attributable transaction costs as a deduction from the fair value of the corresponding liability, and the subsequent amortisation of such costs. In 2025, the Group recognised USD 63.8 million of directly attributable transaction costs as a deduction from the fair value of the refinancing facilities and USD 10.6 million as a deduction from the sale and leaseback arrangements and recognised USD 42.4 million of amortisation of financing costs.

Interest expense on financial liabilities measured at amortised cost increased during the year ended December 31, 2025, compared to 2024 (2025: USD (-375.3) million, 2024: USD (-145.6) million). The increase is primarily attributable to higher interest expenses on financial liabilities, driven by a higher average outstanding debt position during the period. This reflects financing costs incurred in connection with the completion of the Golden Ocean transaction, refinancings concluded during the year, and the expansion and increased total value of the fleet. Other financial charges increased in 2025 compared to 2024 (2025: USD (-14.3) million, 2024: USD (-9.2) million) (see Note 6).

Interest on lease liabilities (2025: USD (-3.5) million, 2024: USD (-0.3) million) were recognised.


BOCIMAR

Reconciliation of movements of liabilities to cash flows arising from financing activities

		Liabilities					Equity			
	Note	Loans and borrowings	Other Notes	Other borrowings	Lease Liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at 1 January 2023		**1,333,183**	**197,556**	**136,861**	**28,679**	**1,917,484**	**33,029**	**(163,024)**	**385,976**	**3,869,744**
Changes from financing cash flows										
Proceeds from loans and borrowings	—	2,124,850	—	—	—	—	—	—	—	**2,124,850**
Proceeds from issue of other borrowings	—	—	—	569,277	—	—	—	—	—	**569,277**
Proceeds from transfer of treasury shares	—	—	—	—	—	—	—	5,429	—	**5,429**
Repayment of sale and leaseback agreement	—	—	—	(96,006)	—	—	—	—	—	**(96,006)**
Transaction costs related to loans and borrowings	—	(13,761)	—	(769)	—	—	—	—	—	**(14,530)**
Repayment of borrowings	—	(2,933,724)	—	—	—	—	—	—	—	**(2,933,724)**
Repayment of commercial paper	—	—	—	(458,272)	—	—	—	—	—	**(458,272)**
Repayment of lease liabilities	—	—	—	—	(21,942)	—	—	—	—	**(21,942)**
Dividend paid	—	—	—	—	—	(211,807)	—	—	(418,733)	**(630,540)**
Total changes from financing cash flows		**(822,635)**	**—**	**14,230**	**(21,942)**	**(211,807)**	**—**	**5,429**	**(418,733)**	**(1,455,458)**
Other changes										
Liability-related										
Amortization of transaction costs	—	15,835	692	4	—	—	—	—	—	**16,531**
Amortization of above par issuance	—	—	(57)	—	—	—	—	—	—	**(57)**
Amortization of below par issuance	—	—	28	—	—	—	—	—	—	**28**
New leases	—	—	—	—	2,312	—	—	—	—	**2,312**
Remeasurement	—	—	—	—	27,158	—	—	—	—	**27,158**
Interest expense	6	—	—	9,423	631	—	—	—	—	**10,054**
Translation differences	—	—	—	2,609	18	—	—	—	—	**2,627**
Other	—	1,976	3,733	419	—	—	—	—	—	**6,128**
Total liability-related other changes		**17,811**	**4,396**	**12,455**	**30,119**	**—**	**—**	**—**	**—**	**64,781**
Total equity-related other changes	15	**—**	**—**	**—**	**—**	**—**	**(31,654)**	**—**	**840,673**	**809,019**
Balance at 31 December 2023		**528,359**	**201,952**	**163,546**	**36,856**	**1,705,677**	**1,375**	**(157,595)**	**807,916**	**3,288,086**

		Liabilities						Equity		
	Note	Loans and borrowings	Other Notes	Other borrowings	Lease Liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at 1 January 2024		**528,359**	**201,952**	**163,546**	**36,856**	**1,705,677**	**1,375**	**(157,595)**	**807,916**	**3,288,086**
Changes from financing cash flows										
Proceeds from loans and borrowings	17	1,971,542	—	—	—	—	—	—	—	**1,971,542**
Proceeds from issue of other borrowings	17	—	—	750,983	—	—	—	—	—	**750,983**
Proceeds from transfer of treasury shares	15	—	—	—	—	—	—	(126,913)	—	**(126,913)**
Repayment of sale and leaseback agreement	17	—	—	(54,299)	—	—	—	—	—	**(54,299)**
Transaction costs related to loans and borrowings	17	(14,946)	—	(4,278)	—	—	—	—	—	**(19,224)**
Repayment of borrowings	17	(1,177,328)	—	—	—	—	—	—	—	**(1,177,328)**
Repayment of commercial paper	17	—	—	(357,171)	—	—	—	—	—	**(357,171)**
Repayment of lease liabilities	17	—	—	—	(33,879)	—	—	—	—	**(33,879)**
Dividend paid	—	—	—	—	—	(1,006,043)	—	—	(120,640)	**(1,126,683)**
Total changes from financing cash flows		**779,268**	**—**	**335,235**	**(33,879)**	**(1,006,043)**	**—**	**(126,913)**	**(120,640)**	**(172,972)**
Other changes										
Liability-related										
Amortisation of transaction costs	17	8,260	697	306	—	—	—	—	—	**9,263**
Amortisation of above par issuance	17	—	(57)	—	—	—	—	—	—	**(57)**
Amortisation of below par issuance	17	—	28	—	—	—	—	—	—	**28**
New leases	17	—	—	—	332	—	—	—	—	**332**
Acquisitions through business combination		332,529	—	234,491	1,500	—	—	—	—	**568,520**
Remeasurement	17	—	—	—	(1,137)	—	—	—	—	**(1,137)**
Interest expense	6	—	—	33,930	275	—	—	—	—	**34,205**
Translation differences	17	(867)	—	(4,338)	(32)	—	—	—	—	**(5,237)**
Other	—	5,257	—	(85)	(171)	—	—	—	—	**5,001**
Total liability-related other changes		**345,179**	**668**	**264,304**	**767**	**—**	**—**	**—**	**—**	**610,918**
Total equity-related other changes	15	**—**	**—**	**—**	**—**	**—**	**(1,275)**	**—**	**89,822**	**88,547**
Balance at 31 December 2024		**1,652,806**	**202,620**	**763,085**	**3,744**	**699,634**	**100**	**(284,508)**	**777,098**	**3,814,579**

		Liabilities				Equity				
	Note	Loans and borrowings	Other Notes	Other borrowings	Lease Liabilities	Share capital / premium	Reserves	Treasury shares	Retained earnings	Total
Balance at 1 January 2025		**1,652,806**	**202,620**	**763,085**	**3,744**	**699,634**	**100**	**(284,508)**	**777,098**	**3,814,579**
Changes from financing cash flows										
Proceeds from loans and borrowings	17	4,782,903	—	—	—	—	—	—	—	**4,782,903**
Proceeds from issue of other borrowings	17	—	—	1,686,124	—	—	—	—	—	**1,686,124**
Repayment of sale and leaseback liability	17	—	—	(379,423)	—	—	—	—	—	**(379,423)**
Transaction costs related to loans and borrowings	17	(63,773)	—	(10,621)	—	—	—	—	—	**(74,394)**
Repayment of borrowings	17	(4,237,099)	—	—	—	—	—	—	—	**(4,237,099)**
Repayment of commercial paper	17	—	—	(221,304)	—	—	—	—	—	**(221,304)**
Repayment of lease liabilities	17	—	—	—	(121,881)	—	—	—	—	**(121,881)**
Dividend paid	—	—	—	—	—	—	—	—	(20,157)	**(20,157)**
Total changes from financing cash flows		**482,031**	**—**	**1,074,776**	**(121,881)**	**—**	**—**	**—**	**(20,157)**	**1,414,769**
Other changes										
Liability-related										
Amortisation of transaction costs	17	39,896	696	1,792	—	—	—	—	—	**42,384**
Amortisation of above par issuance	17	—	(57)	—	—	—	—	—	—	**(57)**
Amortisation of below par issuance	17	—	28	—	—	—	—	—	—	**28**
New leases	17	—	—	—	2,539	—	—	—	—	**2,539**
Acquisitions through business combination	17	995,820	—	303,063	—	—	—	—	—	**1,419,424**
Translation differences	17	24,801	—	6,913	106	—	—	—	—	**31,820**
Other	—	(4,594)	—	1,064	—	—	—	—	—	**(3,530)**
Total liability-related other changes		**1,055,923**	**667**	**312,832**	**123,186**	**—**	**—**	**—**	**—**	**1,492,608**
Equity-related										
Merger		—	—	—	—	1,461,363	—	—	(244,352)	**1,217,011**
Acquisitions through business combination	17	—	—	—	—	—	—	—	72,726	**72,726**
Other		—	—	—	—	—	9,492	—	151,924	**161,416**
Total equity-related other changes	15	**—**	**—**	**—**	**—**	**1,461,363**	**9,492**	**—**	**(19,702)**	**1,451,153**
Balance at 31 December 2025		**3,190,760**	**203,287**	**2,150,693**	**5,049**	**2,160,997**	**9,592**	**(284,508)**	**737,239**	**8,173,109**

Note 18 - Trade and other payables

(in thousands of USD)	31 December 2025	31 December 2024
Derivatives	20	—
Total non-current other payables	**20**	**—**
Trade payables	79,942	22,296
Accrued expenses	36,330	24,826
Accrued payroll	6,816	2,662
Dividends payable	14,616	538
Deferred income	78,734	27,367
Other payables	6,054	1,902
Total current trade and other payables	**222,492**	**79,591**

The increase in trade payables is primarily attributable to the acquisition of Golden Ocean and the delivery of additional newbuild vessels during 2025 which caused an increase in bunker payables.

The increase in accrued expenses as of December 31, 2025, compared to December 31, 2024, is primarily attributable to an increase in expenses related to vessels in drydock at year-end.

The increase in dividends payable at December 31, 2025 relates to the dividend pay out for coupon 44 which was paid in January, 2026.

Deferred income relates to short term balances. The increase in deferred income is mainly attributable to the acquisition of the Golden Ocean fleet and primarily relates to deferred revenue from vessels operating under time charter contracts and voyage charters contracts. The full amount of deferred revenue as per prior year-end and at the moment of the acquisition of Golden Ocean (USD 39.5 million) has been recognized during the current financial year.


CMA CGM
CMA CGM ZINGARO

Note 19 - Financial instruments - Fair values and risk management

Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

		Carrying amount				Fair value			
(in thousands of USD)	Note	**Financial assets at fair value**	**Financial assets at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
31 December 2024									
Financial assets measured at fair value									
Interest rate swaps	11-13	2,145	—	—	**2,145**	—	2,145	—	**2,145**
Investments	26	45,000		—	**45,000**	—	—	45,000	**45,000**
		47,145	**—**	**—**	**47,145**				
Financial assets not measured at fair value									
Non-current receivables	11	—	73,797	—	**73,797**	—	—	73,797	**73,797**
Lease receivables	13	—	1,263	—	**1,263**	—	2,268	—	**2,268**
Trade and other receivables *	13	—	184,409	—	**184,409**	—	—	—	**—**
Cash and cash equivalents	14	—	38,869	—	**38,869**	—	—	—	**—**
		—	**298,338**	**—**	**298,338**				
Financial liabilities measured at fair value									
Forward exchange contracts	17	1,373	—	—	**1,373**	—	1,373	—	**1,373**
		1,373	**—**	**—**	**1,373**				
Financial liabilities not measured at fair value									
Secured bank loans	17	—	—	1,622,703	**1,622,703**	—	1,648,136	—	**1,648,136**
Unsecured bank loans	17		—	30,103	**30,103**	—	30,103	—	**30,103**
Unsecured other notes	17	—	—	202,620	**202,620**	202,225	—	—	**202,225**
Other borrowings	17	—	—	763,085	**763,085**	—	771,798	—	**771,798**
Lease liabilities	17	—	—	3,744	**3,744**	—	3,383	—	**3,383**
Trade and other payables *	19	—	—	50,700	**50,700**	—	—	—	**—**
			—	**2,672,955**	**2,672,955**				

(in thousands of USD)	Note	Carrying amount				Fair value			
		Financial assets at fair value	**Financial assets at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
31 December 2025									
Financial assets measured at fair value									
Forward exchange contracts	13	482	—	—	**482**	—	482	—	**482**
Interest rate swaps	13	110	—	—	**110**	—	110	—	**110**
Bunker derivatives	13	96	—	—	**96**	—	96	—	**96**
Investments	26	89,800		—	**89,800**	—	—	89,800	**89,800**
		90,488	**—**	**—**	**90,488**				
Financial assets not measured at fair value									
Non-current receivables	11	—	97,116	—	**97,116**	—	—	97,116	**97,116**
Trade and other receivables *	13	—	250,312	—	**250,312**	—	—	—	**—**
Cash and cash equivalents	14	—	146,529	—	**146,529**	—	—	—	**—**
		—	**493,957**	**—**	**493,957**				
Financial liabilities measured at fair value									
Interest rate swaps	18	20	—	—	**20**	—	20	—	**20**
		20	**—**	**—**	**20**				
Financial liabilities not measured at fair value									
Secured bank loans	17	—	—	3,187,820	**3,187,820**	—	3,277,577	—	**3,277,577**
Unsecured bank loans	17	—	—	2,940	**2,940**	—	2,940	—	**2,940**
Unsecured other notes	17	—	—	203,287	**203,287**	204,195	—	—	**204,195**
Other borrowings	17	—	—	2,150,673	**2,150,673**	—	2,175,537	—	**2,175,537**
Lease liabilities	17	—	—	5,049	**5,049**	—	5,121	—	**5,121**
Trade and other payables *	18	—	—	143,653	**143,653**	—	—	—	**—**
		—	**—**	**5,693,422**	**5,693,422**				

** Deferred charges, deferred fulfilment costs and VAT receivables (included in other receivables) (see Note 13), deferred income and VAT payables (included in other payables) (see Note 18), which are not financial assets (liabilities) are not included.*

Measurement of fair values

Valuation techniques and significant unobservable inputs

Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on December 31, 2025. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts	Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.	Not applicable
Interest rate swaps	Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.	Not applicable
Commodity derivatives	Fair value is determined based on the present value of the quoted forward price	Not applicable
Equity investments	The valuation is based on either the multiple approach or the net asset value, depending on the investee's industry characteristics and the nature of its operations.	EBITDA multiple; Discount for lack of marketability; Control premium or minority discount; Underlying fair value inputs used in the NAV calculation.

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Non-current receivables (consisting primarily of shareholders' loans and cash security deposits)	Discounted cash flow	Discount rate and forecasted cash flows
Lease receivables	Discounted cash flow	Discount rate
Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate
Other financial notes (consisting of unsecured notes)	List price	Not applicable



Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2024 and 2025.

Financial risk management

In the course of its normal business, the Group is exposed to the following risks:

- Credit risk
- Liquidity risk
- Market risk (Shipping market risk, interest rate risk, currency risk and commodity risk)

The Company's Supervisory Board has overall responsibility for the establishment and oversight of the Group's risk management framework. The Supervisory Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Supervisory Board on its activities.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and changes in the Group's activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group's Audit and Risk Committee oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group's Audit and Risk Committee is assisted in its oversight role by internal audit. Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit and Risk Committee.

Credit risk

Trade and other receivables

The Group has a formal credit policy. Credit evaluations - when necessary - are performed on an ongoing basis. At the balance sheet date there were no significant concentrations of credit risk. Based on past experience and considering any forward-looking factors, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were in line with 2024. Credit risk is limited to trade and other receivables. In particular, the one client representing more than 10% of the Marine division's total revenue in 2025 (see Note 2) only represented 3.10% of these trade and other receivables at December 31, 2025 (2024: two clients representing 0.40%). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

The ageing of current trade and other receivables is as follows:

(in thousands of USD)	2025	2024
Not past due	144,908	114,472
Past due 0-30 days	16,429	15,247
Past due 31-365 days	40,125	45,841
More than one year	11,346	2,523
Total trade and other receivables	**212,807**	**178,083**

Past due amounts are not credit impaired as collection is considered to be likely and management is confident the outstanding amounts can be recovered. As at December 31, 2025 12.66% (2024: 23.98%) of the total current trade and other receivables relate to TI Pool. TI Pool is paid after completion of the voyages and only deals with oil majors, national oil companies and other actors of the oil industry whose credit worthiness historically has been high. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Non-current receivables

Non-current receivables as at December 31, 2025 mainly consist of shareholders loans to joint ventures and a cash security. Non-current receivables as at December 31, 2024 mainly consist of lease receivables and other non-current receivable (see Note 11).

Cash and cash equivalents

The Group held cash and cash equivalents of USD 146.5 million at December 31, 2025 (2024: USD 38.9 million). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P (see Note 14) and spread over different banks.

Derivatives

Derivatives are entered into with banks and financial institution counterparties, which are rated A- to AA+, based on rating agency S&P.

Guarantees

Our secured indebtedness is secured by a CMB.TECH NV guarantee when the indebtedness is not taken at the level of the parent. This is applicable for the following facilities, as per December 31, 2024:

- USD 161.1 million Sustainability-linked Senior Secured Credit Facility
- USD 41.8 million Senior Secured Credit Facility
- USD 151.2 million Senior Secured Credit Facility
- USD 154.7 million Sustainability-linked Senior Secured Credit Facility
- USD 77.9 million Senior Secured Credit Facility
- USD 152.0 million Senior Secured Credit Facility
- USD 280.0 million Senior Secured Credit Facility
- USD 224.0 million Senior Secured Credit Facility
- USD 26.3 million Senior Secured Credit Facility
- USD 2 billion Senior Secured Credit Facility
- USD 105.1 million Senior Secured Credit Facility
- USD 57.5 million Senior Secured Credit Facility
- USD 68 million Senior Secured Credit Facility
- USD 153.8 million Leasing Facility – Cedar & Cypres
- USD 41.4 million Leasing Facility – CMA CGM Etosha
- USD 45.0 million Leasing Facility – CMA CGM Zingaro
- USD 40.0 million Leasing Facility – Bochem Santos
- USD 40.0 million Leasing Facility – Bochem Callao
- USD 594.9 million Leasing Facility
- USD 118.8 million Leasing Facility
- USD 115.2 million Leasing Facility
- USD 156.4 million Leasing Facility
- USD 99.9 million Leasing Facility
- USD 96.4 million Leasing Facility
- USD 354.6 million Leasing Facility
- USD 196.0 million Leasing Facility
- USD 102.4 million Leasing Facility
- USD 451.2 million Leasing Facility
- USD 186.8 million Leasing Facility
- 1.6 million EUR Senior Secured Credit Facility – TSM Windcat 54 (BRED)
- 1.6 million EUR Senior Secured Credit Facility – TSM Windcat 54 (CIC)
- 3.5 million EUR Senior Secured Credit Facility – TSM Windcat 56
- 2.8 million EUR Senior Secured Credit Facility – TSM Windcat 59 (BPI)
- 2.8 million EUR Senior Secured Credit Facility – TSM Windcat 59 (CIC)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.

The following are the remaining contractual maturities of financial liabilities:

			Contractual cash flows 31 December 2024			
(in thousands of USD)	Note	**Carrying Amount**	**Total**	**Less than 1 year**	**Between 1 and 5 years**	**More than 5 years**
Non derivative financial liabilities						
Bank loans and other notes	17	1,855,426	**2,429,845**	313,873	1,603,373	512,598
Other borrowings	17	763,085	**1,111,977**	143,799	292,668	675,510
Lease liabilities	17	3,744	**4,138**	2,397	1,517	224
Current trade and other payables *	18	52,073	**52,073**	52,073	—	—
		2,674,328	**3,598,033**	**512,143**	**1,897,558**	**1,188,332**

			Contractual cash flows 31 December 2025			
		Carrying Amount	**Total**	**Less than 1 year**	**Between 1 and 5 years**	**More than 5 years**
Non derivative financial liabilities						
Bank loans and other notes	17	3,394,047	**4,388,777**	759,149	2,845,993	783,636
Other borrowings	17	2,150,693	**3,121,500**	395,002	949,471	1,777,028
Lease liabilities	17	5,049	**5,763**	1,793	3,915	56
Current trade and other payables *	18	143,653	**143,653**	143,653	—	—
		5,693,442	**7,659,694**	**1,299,596**	**3,799,379**	**2,560,719**

** Deferred income and VAT payables (included in other payables) (see Note 18), which are not financial liabilities, are not included.*

The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. For more details on these covenants, see "capital management" below.

The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Market risk

Managing interest rate benchmark reform and associated risks

Derivatives

The Group from time to time may enter into derivative financial instruments to hedge its exposure to market fluctuations, foreign exchange and interest rate risks arising from operational, financing and investment activities. Derivatives are initially measured at fair value; attributable transaction costs are expensed as incurred. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are generally recognised in profit or loss. The group designated certain derivatives as hedging instruments to hedge the variability in cash flows. The Group entered into interest rate swaps and forward exchange contracts to hedge this risk (see Note 15).

The Group holds interest rate swaps which have floating legs that are indexed to USD SOFR. The Group's derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)'s master agreements.

As from 2022 onwards new transactions are based on the RFR approach using benchmark rate SOFR. This benchmark rate is quoted each day.

The Group's exposure to USD SOFR designated in hedging relationships is USD 92.7 million nominal amount at December 31, 2025 (see Note 15), representing the nominal amount of the four interest rate swaps maturing in 2030.

Due to the acquisition of Golden Ocean, the Company acquired interest rate swaps assets in the total amount of USD 23.1 million. Subsequently, in July and August 2025, the Company terminated these interest rate swaps with the total notional amount of USD 550.0 million thereby receiving settlement of USD 18.9 million.

Hedge Accounting

The Group ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and apply a more qualitative and forward looking approach in assessing hedge effectiveness. On initial designation of the derivative as hedging instrument, the Group formally documents the economic relationship between the hedging instrument(s) and hedged item(s), including the risk management ob-jective(s) and strategy for undertaking the hedge. The Group also documents the methods that will be used to assess the effectiveness of the hedging relationship and makes an assessment whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the cash flows of the respective hedged items during the period for which the hedge is designated.

On an ongoing basis, the Group assesses whether the hedge relationship continues and is expected to continue to remain highly effective using retrospective and prospective quantitative and qualitative analysis.

Total amounts of unreformed contracts, including those with an appropriate fallback clause

As at December 31, 2025, all existing financial instruments are indexed to USD SOFR and EURIBOR.

Shipping market risk

The spot freight market is a highly volatile global market and the Group cannot predict what the market will be without significant uncertainty. The Group has a strategy of operating the majority of its fleet on the spot market but tries to keep a certain part of the fleet under fixed time charter contracts. The proportion of vessels operated on the spot vary according to the many factors affecting both the spot and fixed time charter contract markets.

Every increase (decrease) of USD 1,000 on the spot freight market (VLCC, Suezmax, Newcastlemax, Capesize, Kamsarmax, Panamax, Coaster, Container, Chemical tanker and CSOV) per day would have increased (decreased) profit or loss by the amounts shown below:

(effect in thousands of USD)		**2025**		**2024**		**2023**
		Profit or loss		Profit or loss		Profit or loss
	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD	1,000 USD
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	43,694	**(43,694)**	**14,521**	**(14,521)**	**20,252**	**(20,252)**



Interest rate risk

CMB.TECH interest rate management general policy is to borrow at floating interest rates based on SOFR plus a margin. The CMB.TECH Corporate Treasury Department monitors the Group's interest rate exposure on a regular basis. From time to time and under the responsibility of the Chief Financial Officer, different strategies to reduce the risk associated with fluctuations in interest rates can be proposed to the Supervisory Board for their approval. The Group hedges part of its exposure to changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. On a regular basis the Group may use interest rate related derivatives (interest rate swaps, caps and floors) to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. On December 31, 2025 and December 31, 2024, the Group had such instruments in place and approximately 2% and 6% of the floating interest rates have been hedged, respectively.

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

(in thousands of USD)	**2025**	**2024**
Fixed rate instruments		
Financial assets	18,154	13,681
Financial liabilities	291,746	344,731
	309,900	**358,412**
Variable rate instruments		
Financial assets	4,406	3,688
Financial liabilities	5,258,043	2,277,524
	5,262,449	**2,281,212**



Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss nor equity as of that date.

Cash flow sensitivity analysis for variable rate instruments

A change of 50 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

		Profit or Loss		Equity
	50 BP	50 BP	50 BP	50 BP
(effect in thousands of USD)	Increase	Decrease	Increase	Decrease
31 December 2023				
Variable rate instruments	(7,130)	7,129	—	—
Interest rate swaps	—	—	1,376	(1,376)
Cash Flow Sensitivity (Net)	**(7,130)**	**7,129**	**1,376**	**(1,376)**
31 December 2024				
Variable rate instruments	(6,999)	6,999	—	—
Interest rate swaps	—	—	1,486	(1,514)
Cash Flow Sensitivity (Net)	**(6,999)**	**6,999**	**1,486**	**(1,514)**
31 December 2025				
Variable rate instruments	(22,315)	22,315	—	—
Interest rate swaps	—	—	1,047	(1,064)
Cash Flow Sensitivity (Net)	**(22,315)**	**22,315**	**1,047**	**(1,064)**

Currency risk

The Group policy is to monitor its material non-functional currency transaction exposure so as to allow for natural coverage (revenues in the same currency than the expenses) whenever possible. When natural coverage is not deemed reasonably possible (for example for long term commitments), the Company manages its material non-functional currency transaction exposure on a case-by-case basis, either by entering into spot foreign currency transactions, foreign exchange forward, swap or option contracts.

The Group's exposure to currency risk is related to its operating expenses expressed in Euros and to Treasury Notes denominated in Euros. In 2025 about 4.8% (2024: 29.6% and 2023: 18.6%) of the Group's total operating expenses were incurred in Euros. Revenue and borrowings are expressed in USD only, except for instruments issued under the Treasury Notes Program (Note 17).

(in thousands of USD)	31 December 2025		31 December 2024		31 December 2023	
	EUR	USD	EUR	USD	EUR	USD
Trade payables	(6,211)	(73,731)	(4,188)	(18,108)	(5,888)	(36,144)
Operating expenses	(63,572)	(1,267,682)	(184,427)	(439,046)	(122,878)	(538,317)
Bank loans	(265,359)	(2,925,401)	(176,605)	(1,476,202)	66	(528,426)
Treasury Notes	(43,063)	—	(63,009)	—	(87,106)	(700)

For the average and closing rates applied during the year, we refer to Note 27.

The Group is exposed to foreign currency risk on the deposit for the Oceania claim (see Note 11 and 21), which is denominated in Malaysian Ringgit (MYR). As the Group's functional currency differs from MYR, exchange rate fluctuations give rise to remeasurement effects. During the current reporting period, a currency gain of USD 4.8 million was recognised in profit or loss as a result of movements in the exchange rate.


CMA CGM

Sensitivity analysis

A 10 percent strengthening of the EUR against the USD at December 31, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

(in thousands of USD)	**2025**	**2024**	**2023**
Equity	635	554	607
Profit or loss	(6,357)	(19,726)	(13,356)

A 10 percent weakening of the EUR against the USD at December 31, would have had the equal but opposite effect to the amounts shown above, on the basis that all the other variables remain constant.


EURONAV

Cash flow hedges

The amounts at the reporting date relating to items designated as hedged items were as follows.

(in thousands of USD)	31 December 2025		31 December 2024	
	Change in value used for calculating hedge ineffectiveness	**Cash flow hedge reserve**	**Change in value used for calculating hedge ineffectiveness**	**Cash flow hedge reserve**
Interest rate risk				
Variable-rate instruments	2,055	90	(1,005)	2,145

The amounts relating to items designated as hedging instruments and hedge ineffectiveness were as follows.

(in thousands of USD)	2025				During the period 2025		
	Nominal amount	**Carrying amount - Assets**	**Carrying amount - Liabilities**	**Line item in the statement of financial position where the hedging instrument is included**	**Changes in the value of the hedging instrument recognised in OCI**	**Hedge ineffectiveness recognised in profit or loss**	**Line item in profit or loss that includes hedge ineffectiveness**
Interest rate risk							
Interest rate swaps	92,695	110	20	Trade and other current receivables, Trade and other current payables	(2,055)	(317)	Finance expenses

(in thousands of USD)	2024				During the period 2024		
	Nominal amount	**Carrying amount - Assets**	**Carrying amount - Liabilities**	**Line item in the statement of financial position where the hedging instrument is included**	**Changes in the value of the hedging instrument recognised in OCI**	**Hedge ineffectiveness recognised in profit or loss**	**Line item in profit or loss that includes hedge ineffectiveness**
Interest rate risk							
Interest rate swaps	111,545	2,145	—	Non-current receivables, Trade and other current receivables	1,005	—	Finance expenses

During 2025 and 2024, no amounts were reclassified from hedging reserve to profit or loss.

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

(in thousands of USD)	**Hedging reserve**
Balance at 1 January 2025	**2,145**
Cash flow hedges	
Change in fair value interest rate risk	(2,055)
Balance at 31 December 2025	**90**
Balance at 1 January 2024	**1,140**
Cash flow hedges	
Change in fair value interest rate risk	1,005
Balance at 31 December 2024	**2,145**


CMB
TECH
HYDROTUG 1

Capital management

The Company considers equity (Note 15) and borrowings (Note 17) to be capital, and manages it as follows.

The Company is continuously seeking to optimise its capital structure (mix between debt and equity). The main objective is to maximise shareholder value while keeping the desired financial flexibility to execute the strategic projects. Some of the Group's other key drivers when making capital structure decisions are pay-out restrictions and the maintenance of the strong financial health of the Group. Besides the statutory minimum equity funding requirements that apply to the Group's subsidiaries in the various countries, the Group is also subject to covenants in relation to some of its senior secured credit facilities:

- An amount of current assets that, on a consolidated basis, exceeds current liabilities. Current assets may include undrawn amounts of any committed revolving credit facilities and credit lines having a maturity of more than one year;
- An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least USD 50.0 million or 5% of the Group's total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
- An amount of cash of at least USD 30.0 million;
- A ratio of value adjusted stockholders' equity to value adjusted total assets of at least 25% on or before 31 December 2025. From January 2026 until 31 December 2026, the ratio must be maintained at a minimum of 27.5%. At any time thereafter, the ratio must be maintained at a minimum of 30%; and
- A ratio of Stockholders' Equity to Total Assets of at least 30%. This ratio is only applicable under the USD 200 million Nordic bond which matures in September 2026.

We are currently in compliance with all financial covenants under our debt instruments. We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

- posting additional collateral;
- partial repaying outstanding debt to reduce leverage;
- infusing equity capital;
- negotiating amendments or temporary waivers with lenders and
- implementing other measures that would positively influence the ratio.

In connection to the senior secured FSO loan of USD 161.1 million, the facility contains a specific covenant whereby each borrower need to ensure that its financial position shall at all times during the Security Period be such that the Debt Service Cover Ratio in respect of it shall be equal or higher than 1.1x.

The bank loan of Windcat is subject to following covenant: cash and cash equivalents is not less than 45 thousand Euro multiplied by the number of CTVs owned.

Additionally, most of the financing agreements also include a loan to value test covenant.

Further, the Group's loan facilities generally include an asset protection clause whereby the fair market value of collateral vessels should be at least 125% of the aggregate principal amount outstanding under the respective loan.

All existing financing arrangements, including the bonds, contain a change of control clause (COC), which is triggered if a shareholder would acquire 50%+1 of the shares or voting rights in CMB.TECH.

The credit facilities discussed above also contain restrictions and undertakings which may limit the Group and the Group's subsidiaries' ability to, among other things:

- Effect changes in management of the Group's vessels;
- Transfer or sell or otherwise dispose of all or a substantial portion of the Group's assets;
- Declare and pay dividends; and
- Incur additional indebtedness.

A violation of any of these financial covenants or operating restrictions contained in the credit facilities may constitute an event of default under these credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by the Group's lenders, provides them with the right to, among other things, require the Group to post additional collateral, enhance equity and

liquidity, increase interest payments, pay down indebtedness to a level where the Group is in compliance with loan covenants, sell vessels in the fleet, reclassify indebtedness as current liabilities and accelerate indebtedness and foreclose liens on the vessels and the other assets securing the credit facilities, which would impair the Group's ability to continue to conduct business.

Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

As of December 31, 2025, December 31, 2024 and December 31, 2023, the Group was in compliance with all of the covenants contained in the debt agreements. With respect to the quantitative covenants as of December 31, 2025, as described above:

- Current assets on a consolidated basis (including available credit lines of USD 392.3 million) exceeded current liabilities by USD 244.0 million,
- Aggregated cash was USD 559.2 million,
- Cash was USD 146.5 million,
- Ratio of value adjusted Stockholders' Equity to value adjusted Total Assets was 44.2%, and
- Ratio of Stockholders' Equity to Total Assets was 31.2%.

Our Supervisory Board may from time to time, declare and pay cash distributions in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends" (intermediary dividends) or "repayment of share premium".

Our current dividend policy is a full discretionary dividend policy as the Supervisory Board believes this approach offers the required flexibility.


BREST


HYDROCAT 48

Note 20 - Leases

Leases as lessee

On February 23, 2021, the Company entered into a sale and leaseback agreement for the VLCC *Newton* (2009 – 307,284). The vessel was sold for a net sale price of USD 35.4 million. The Company has leased back the vessel under a 36-months bareboat contract. In accordance with IFRS, the Group recognized a right-of-use asset and lease liability (see Note 8 and Note 17). During the fourth quarter of 2023, the Company has sent a notification letter to exercise the purchase option of USD 30.0 million and vessel has been delivered on January 22, 2024.

Following the acquisition of Golden Ocean, the Company acquired right of use assets relating to the charter in of eight vessels from SFL Corporation Ltd. (NYSE: SFL) ("SFL"). These contracts originated from a sale and leaseback transaction for eight Capesize vessels agreed in 2015. In January 2025, Golden Ocean exercised the purchase option for all eight vessels, and during the third quarter of 2025 the Company finalised the en bloc purchase for a total consideration of USD 112.0 million. With reference to Note 25, the right of use assets were recognized at fair value in the amount of USD 209.5 million. With reference to Note 8, upon delivery of the vessels in July 2025, the assets were reclassified from right of use assets to own vessels.

For the office leases in Belgium, the Netherlands, France, Norway, Hong Kong, Singapore, UK and US which have an average lease term till February 2029, the Group recognized a right-of-use asset and lease liability. The right-of-use asset was adjusted by the practical expedient impairment assessment based on the onerous contract analysis option. The right-of-use asset related to office leases was reduced by the lease receivable related to subleases that qualify as finance lease under IFRS 16.

The Group used the short-term lease exemption for all the lease contracts with a remaining lease term of less than one year. Accordingly, those lease payments were recognised as an expense.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total
Balance at January 1, 2024	**30,295**	**—**	**2,499**	**141**	**32,936**
Additions to right-of-use assets	—	—	332	—	**332**
Depreciation charge for the year	(295)	—	(1,013)	(105)	**(1,413)**
Derecognition of right-of-use assets	(30,000)	—	(162)	—	**(30,162)**
Acquisitions through business combination	—	—	1,431	—	**1,431**
Disposals through sale of subsidiary	—	—	(1,184)	—	**(1,184)**
Translation differences	—	—	(28)	(2)	**(30)**
Balance at December 31, 2024	**—**	**—**	**1,876**	**34**	**1,910**

(in thousands of USD)	Bareboats	Time charters	Office rental	Company cars	Total
Balance at January 1, 2025	**—**	**—**	**1,876**	**34**	**1,910**
Additions to right-of-use assets	—	—	2,539	—	**2,539**
Depreciation charge for the year	(8,238)	—	(976)	(33)	**(9,247)**
Acquisitions through business combination	209,500	—	1,251	—	**210,751**
Impairment charge for the year	(4,567)	—	—	—	**(4,567)**
Transfers	(196,695)	—	—	—	**(196,695)**
Translation differences	—	—	155	1	**156**
Balance at December 31, 2025	**—**	**—**	**4,845**	**2**	**4,847**

Amounts recognised in profit or loss

(in thousands of USD)	2025	2024	2023
Interest on lease liabilities	(3,537)	(275)	(631)
Depreciation right-of-use assets	(9,247)	(1,413)	(18,040)

Amounts recognised in statement of cash flows

(in thousands of USD)	2025	2024	2023
Total cash outflow for leases	(121,881)	(33,879)	(21,942)
Total cash inflow for leases	1,263	1,591	1,706


EBURONES
ANTWERPEN

Leases as lessor

As a lessor the Group leases out some of its vessels under long-term time charter agreements.

The future undiscounted lease payments to be received for these lease agreements are as follows:

(in thousands of USD)	31 December 2025	31 December 2024
Less than one year	386,834	288,933
Between one and five years	1,295,174	1,147,997
More than five years	1,298,706	906,010
Total future lease receivables	**2,980,714**	**2,342,939**

For certain vessels employed under long-term time charter agreements, the adoption of IFRS 16 required the Group to separate the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15.

(in thousands of USD)	2025	2024
Lease component of revenue from time charter-out	2,144,393	1,625,467
Non-lease component of revenue from time charter-out	836,321	717,472
Total future lease receivables	**2,980,714**	**2,342,939**

On some of the above mentioned vessels the Group has granted the option to extend the charter period. These option periods have not been taken into account when calculating the future minimum lease receivables.



Note 21 - Provisions and contingencies

(in thousands of USD)	Note	**Onerous contract**	**Total**
Balance at 1 January 2024		**598**	**598**
Provisions used during the year	-	(324)	**(324)**
Balance at 31 December 2024		**274**	**274**
Non-current	-	—	**—**
Current	-	274	**274**
Total		**274**	**274**
Balance at 1 January 2025		**274**	**274**
Provisions used during the year	-	(274)	**(274)**
Balance at 31 December 2025		**—**	**—**
Non-current	-	—	**—**
Current	-	—	**—**
Total		**—**	**—**

The Group is currently involved in three litigations. If applicable, the necessary provisions related to legal and arbitration proceedings are recorded.

The Group was involved in litigation with RMK Maritime ("RMK") relating to a claim for advisory services in connection with the Group's merger with Gener8 in 2016 and 2017. RMK sought damages of USD 13.0 million. On October 13, 2025, the Commercial Court in London fully dismissed RMK's claim against the Group. RMK did not appeal the judgment and, accordingly, the decision has become final. Following the ruling, the parties agreed on cost recovery, pursuant to which an amount of USD 1.1 million is payable by RMK to the Group in full and final settlement. Based on the outcome of the proceedings, no provision has been recognized and no further exposure remains as at December 31, 2025.

The Group is first of all involved in litigation against FourWorld before the Belgian Courts. A writ of summons before the Enterprise Court of Antwerp on behalf of CMB NV was served by FourWorld on April 8, 2024. A similar summons was served on CMB.TECH NV on the same day. Following FourWorld's request to the defendants to produce additional documents, the court reset the initial procedural agenda. In accordance therewith, oral pleadings in court took place on 2 and 23 February focusing just on the admissibility of FourWorld's claim and its request for additional documents to be produced. In its judgment of 30 March 2026, the Enterprise Court of Antwerp rejected in full FourWorld's requests for production of documents and for the imposition of a preliminary measure prohibiting the destruction of information. The Court has dismissed some of the defendants' pleas of inadmissibility, while reserving its decision on the remaining admissibility issues and the merits of the case. The parties will now agree a new procedural calendar for the further handling of the remaining issues and the merits.

The claim of FourWorld in the Antwerp Enterprise Court runs more or less in parallel with

FourWorld's earlier claim before the Markets Court in Brussels, namely the annulment of three decisions taken by the Company's general assembly: the sale of 24 tankers by Euronav to Frontline, the termination of the arbitration procedure between CMB.TECH NV and Frontline and the take-over of CMB.TECH Enterprises group by CMB.TECH NV. Damages are provisionally estimated at €1 pending a final budget. We estimate the merits of FourWorld's claim to be low and regard their claims as nuisance. This claim before the Antwerp Enterprise Court follows earlier complaints and applications filed by FourWorld against CMB NV before the United States District Court for the Southern District Court of New York and before the Markets Court of the Brussels Court of Appeal in Belgium. In March 2024, both courts rejected all of FourWorld's requests to suspend CMB NV's mandatory offer. Consequently, no further proceedings are pending in New York. Before the Markets Court in Brussels, the case on the merits was decided on September 6, 2024.

Secondly, FourWorld and other dissenting shareholders have commenced legal proceedings before the court in Bermuda with respect to the Company's takeover of and merger with Golden Ocean Group Limited ("GOGL"). In August 2025, the shareholders of Golden Ocean were asked to vote for a merger with CMB.TECH Bermuda Limited ("CMBT Bermuda") with the latter absorbing GOGL. The exchange ratio was 0.95 shares in CMBT Bermuda for every GOGL share. The merger was approved by the necessary majority and proceeded on August 20, 2025. Three former shareholders in GOGL who did not vote in favour of the merger ("the dissenting shareholders") have issued proceedings in Bermuda against CMBT Bermuda in which they claim (i) a declaration that they are entitled to be paid USD 14.49 per share for their shares in cash (the "cash claims") or alternatively (ii) appraisal by the Court of the fair value of their shares pursuant to Bermudan law (the "appraisal claims").

Management has assessed the merits of FourWorld claims and considers that the Company's position is more likely than not to prevail. Accordingly, no provision has been recognised in respect of these proceedings at this stage. The Company will continue to monitor developments closely.

Lastly, the Group remains involved in litigation concerning the Oceania. A cash security of MYR 210 million (USD 51.7 million) was lodged with the High Court of Malaysia in January 2024 (see Note 11) pending resolution of the claim in conversion of the cargo brought by Black Swan in the Malaysian High Court. On May 7, 2025,the Group obtained an arbitration award in its favour in the London arbitration proceedings against Silk Straits, CMB.TECH's sub-contractors. The tribunal held that the cargo was deemed to be sanctioned, and therefore Silk Straits under the relevant storage agreement are to indemnify CMB.TECH and pay the Group's claim against Silk Straits of (currently) approximately USD 4.0 million, plus interest and costs. Lawyers are enforcing the London Award against Silk Straits in both UK and Malaysia. The conversion claim brought by Black Swan against CMB.TECH remains complex and pending before the Malaysian High Court, with hearings scheduled for July 2026 and a possibility for the Company to appeal which would bring the case well into 2027.

Considering the facts and circumstances of the case and external as well as internal advice from counsel, management is of the opinion that it is not more likely than not that an outflow of resources will be required to settle any obligation and that consequently no provision needs to be accounted for at the moment.

Furthermore, the Group is involved in a number of disputes in connection with its day-to-day activities, both as claimant and defendant. Such disputes and the associated expenses of legal representation are covered by insurance. Moreover, they are not of a magnitude that lies outside the ordinary, and their scope is not of such a nature that they could jeopardize the Group's financial position.


CMB
.TECH
NYSE



Note 22 - Related parties

Identity of related parties

The Group has a related party relationship with its shareholders, subsidiaries (see Note 24) and equity-accounted investees (see Note 26) and with its directors and executive officers (see Note 23).

Shareholders

The shareholders in CMB.TECH changed during the year 2023. On October 9, 2023, the Company announced that its two reference shareholders, CMB NV ("CMB") and Frontline plc / Famatown Finance Limited ("Frontline"), have reached an agreement on a transaction involving the Company that puts an end to the deadlock arising from their differences over strategy, while offering other shareholders the opportunity to realise cash value for their investment. At December 31, 2025, CMB.TECH has one major shareholder CMB, owning 56.56% of the equity representing 61.59% of the voting rights, with Saverco as its ultimate parent. Both parties are considered as related.

The Audit and Risk Committee has reviewed the transactions with related parties:

CMB.TECH has entered into a number of agreements with entities in the CMB Group:

- An office rental agreement with MCA Facilities, a wholly owned subsidiary of CMB. The contract has a term of 3 years and is tacitly renewed every year. Amounts are indexed annually. The Group paid an annual rent of USD 638 thousand (2024: USD 533 thousand and in 2023: USD 335 thousand). As of December 31, 2025, the outstanding balance was USD 79 thousand (2024: USD 197 thousand).
- An auxiliary services agreement with CMB. The CMB Group will provide various services to the Company such as general management services, strategic advisory services, accounting services, legal services and general corporate administration. The agreement is for an indefinite period. Total overheads, adjusted for costs that cannot be allocated to other entities within the Group, are charged monthly on the basis of the number of hours spent per legal entity within the Group. The fee is subject to true-up of 5% and the methodology is reviewed annually between the parties.
- The auxiliary services agreement also includes various shipping services such as chartering, operational and technical services. For these services, the recharge is based on the industry standard, i.e. 1.25% of shipping revenue. For all these services (see items ii and iii) an amount of USD 14.6 million was charged in 2025. As of December 31, 2025, the outstanding balance was USD 6.9 million.
- Sale in 2024 of five Suezmax vessels, Sapphira (2008 - 150,205 dwt), Statia (2006 - 150,205 dwt), Selena (2007 - 150,205 dwt), Cap Victor (2007 - 158,853 dwt) and Cap Felix (2008 - 158,765 dwt) to a wholly owned subsidiary of CMB NV at the market rate at the date of the transaction as part of the fleet rejuvenation.

Transactions with key management personnel

The total amount of the remuneration paid in local currency to all non-executive directors for their services as members of the board and committees (if applicable) is as follows:

(in thousands of EUR)	2025	2024	2023
Total remuneration	**1,026**	**948**	**1,441**

The Nomination and Remuneration Committee annually reviews the remuneration of the members of the Management Board. The remuneration (excluding the CEO) consists of a fixed and a variable component and can be summarised as follows:

(in thousands of EUR)	2025	2024	2023
Total fixed remuneration	**1,000**	**1,000**	**2,456**
of which			
Cost of pension	—	—	24
Total variable remuneration	**250**	**333**	**8,500**
of which			
Share-based payments	—	—	3,218
Termination benefits	—	—	3,642

All amounts mentioned refer to the Management Board in its official composition throughout 2025.

The remuneration of the CEO can be summarised as follows:

(in thousands of EUR)	2025	2024	2023
Total fixed remuneration	**250**	**250**	**471**
Total variable remuneration	**62**	**83**	**4,163**
of which			
Share-based payments	—	—	1,811
Termination benefits	—	—	1,690

On April 1, 2020, the Supervisory Board granted 144,392 restricted stock units within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. As of December 31, 2023, 88,127 RSUs were vested which have been transferred to the beneficiaries out of treasury shares. On April 1, 2021, the Supervisory Board granted 193,387 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owned 49.05% of the voting rights. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2022, the Supervisory Board granted 163,022 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2022) and will be settled in shares. As of December 31, 2023, 110,730 RSUs were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the voting rights of Frontline and owned 49.05% of the voting rights. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. On April 1, 2023, the Supervisory Board granted 120,079 RSUs within the framework of a long term incentive plan. The RSUs vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2023) and will be settled in shares. As of December 31, 2023, all RSUs were vested due to the change of control whereby CMB acquired the voting rights of Frontline. All RSUs have been transferred to the beneficiaries out of treasury shares.



Transactions with subsidiaries and joint ventures

The Group has supplied funds in the form of shareholder's advances to some of its joint ventures at pre-agreed conditions (see below and Note 26).

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of outstanding balances and transactions between the Group and its joint ventures are disclosed below:

As of and for the year ended December 31, 2024

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Revenue	Dividend Income
Bari Shipholding Ltd	—	—	850	14	—
Bastia Shipholding Ltd	—	—	—	—	150
Tankers Agencies (UK) Ltd	63	—	—	—	—
be Hydro BV	—	—	903	—	—
JPN H2Ydro CO. Ltd	15	—	6,690	—	—
FRS Windcat Offshore Logistics GmbH	5	—	3,688	117	—
TSM Windcat	30	—	5,238	104	—
Total	**112**	**—**	**17,369**	**235**	**112**

As of and for the year ended December 31, 2025

(in thousands of USD)	Trade receivables	Trade payables	Shareholders Loan	Revenue	Dividend Income
United Freight Carriers LLC	16	—	—	—	—
TFG Marine Pte. Ltd.	—	12,633	—	—	—
Tankers Agencies (UK) Ltd	—	3	—	—	—
Cleanergy Solutions (Namibia) Pty Ltd	1,071	—	—	146	—
be Hydro BV	—	—	1,021	—	—
JPN H2Ydro CO. Ltd	17	—	9,255	—	—
FRS Windcat Ofshore Logistics GmbH	68	—	4,406	322	—
TSM Windcat	308	261	7,027	372	—
Total	**1,480**	**12,898**	**21,709**	**840**	**—**

Note 23 - Share-based payment arrangements

Description of share-based payment arrangements:

All remaining share-based payments have been settled in 2023.

During 2023, the Group had the following share-based payment arrangements:

Long term incentive plan 2020 (Equity-settled)

As of December 31, 2023, 88,127 RSUs were vested, which have been transferred to the beneficiaries out of treasury shares. The compensation expense recognised in the consolidated statement of profit or loss during 2023 was USD 0.2 million.

Long term incentive plan 2021 (Equity-settled)

As of December 31, 2023, 131,529 RSUs were vested consisting of 64,414 RSUs which were vested at the first anniversary date, 14,530 at the second anniversary date and 52,585 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 131,529 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognised in the consolidated statement of profit or loss during 2023 was an expense of USD 0.8 million.

Long term incentive plan 2022 (Equity-settled)

As of December 31, 2023, 110,730 RSU's were vested consisting of 12,203 RSUs which were vested at the first anniversary date and 98,527 RSUs were vested on November 22, 2023 due to the change of control whereby CMB acquired the shares of Frontline. In total 110,730 RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognised in the consolidated statement of profit or loss during 2023 was USD 1.3 million.

Long term incentive plan 2023 (Equity-settled)

As of December 31, 2023, 120,079 RSU's were vested due to the change of control whereby CMB acquired the shares of Frontline and all RSUs have been transferred to the beneficiaries out of treasury shares. The compensation expense recognised in the consolidated statement of profit or loss during 2023 was USD 1.6 million.

Measurement of Fair Value

The liability in respect of its obligations under the LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three years period. Each yearly measurement to be worth 1/3rd of 75% of the award. And subject for 25% to an absolute TSR of the Company's shares measured each year for 1/3 of 25% of the award. In total 144,392 RSUs were granted on April 1, 2020 in relation to the LTIP 2020, 193,387 RSUs were granted on April 1, 2021 in relation to the LTIP 2021, 163,022 RSUs were granted on April 1, 2022 in relation to the LTIP 2022 and 120,079 RSUs were granted on April 1, 2023 in relation to the LTIP 2023. As of December 31, 2023, 88,127 RSUs were vested in relation to the LTIP 2020, 131,529 RSUs were vested in relation to the LTIP 2021, 110,730 RSUs were vested in relation to the LTIP 2022 and 120,079 RSUs were vested in relation to the LTIP 2023. All RSUs have been transferred to the beneficiaries out of treasury shares.

Expenses recognised in profit or loss

For details on related employee benefits expense, see Note 5. The expenses related to the LTIP 2020, LTIP 2021, LTIP 2022 and LTIP 2023 amounted to USD 3.9 million and are included in employee benefits and administrative expenses.

Note 24 - Group entities

	Country of incorporation	Consolidation method	Ownership interest		
			31 December 2025	31 December 2024	31 December 2023
Parent					
CMB.TECH NV	Belgium	full	100.00 %	100.00 %	100.00 %
Euronav NV, Antwerp, Geneva branch					
CMB.TECH NV, Foreign branch					
Subsidiaries					
Euronav Shipping NV	Belgium	full	100.00 %	100.00 %	100.00 %
Euronav (UK) Agencies Limited	United Kingdom	full	100.00 %	100.00 %	100.00 %
Euronav Luxembourg SA	Luxembourg	full	100.00 %	100.00 %	100.00 %
Euronav SAS	France	full	100.00 %	100.00 %	100.00 %
Euronav Ship Management SAS	France	full	100.00 %	100.00 %	100.00 %
Euronav Ship Management Antwerp (branch office)					
Euronav Ship Management Ltd	Liberia	full	NA	NA	100.00 %
Euronav Ship Management Hellas (branch office)					
Euronav Hong Kong	Hong Kong	full	100.00 %	100.00 %	100.00 %
Euro-Ocean Ship Management (Cyprus) Ltd	Cyprus	full	100.00 %	100.00 %	100.00 %
Euronav Singapore	Singapore	full	100.00 %	100.00 %	100.00 %
Green Bulker One Pte Ltd.	Singapore	full	100.00 %	100.00 %	NA
Green Bulker Two Pte Ltd.	Singapore	full	100.00 %	100.00 %	NA
Green Bulker Three Pte Ltd.	Singapore	full	100.00 %	100.00 %	NA
Euronav MI II Inc	Marshall Islands	full	100.00 %	100.00 %	100.00 %
Gener8 Maritime Subsidiary II Inc.	Marshall Islands	full	100.00 %	100.00 %	100.00 %
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands	full	NA	NA	100.00 %

Gener8 Maritime Management LLC	Marshall Islands	full	NA	NA	100.00 %
TI Africa Ltd	Hong Kong	full	100.00 %	100.00 %	100.00 %
TI Asia Ltd	Hong Kong	full	100.00 %	100.00 %	100.00 %
CMB TECH Namibia (Pty) Ltd	Namibia	full	100.00 %	100.00 %	NA
CMB.TECH Namibia Properties (Pty) Ltd	Namibia	full	100.00 %	100.00 %	NA
CMB.TECH Belgium NV	Belgium	full	100.00 %	100.00 %	NA
CMB.TECH Industry NV	Belgium	full	100.00 %	100.00 %	NA
CMB.TECH International NV	Belgium	full	100.00 %	100.00 %	NA
CMB.TECH Netherlands BV	Netherlands	full	100.00 %	100.00 %	NA
CMB.TECH Enterprises NV	Belgium	full	100.00 %	100.00 %	NA
CMB.TECH Technology and development centre Limited	United Kingdom	full	100.00 %	100.00 %	NA
CTV Crewing Services Limited	United Kingdom	full	100.00 %	100.00 %	NA
H2 Infra NV	Belgium	full	100.00 %	100.00 %	NA
Ammonia Carrier AS	Norway	full	100.00 %	100.00 %	NA
Windcat Workboats (Ireland) Limited	Ireland	full	100.00 %	100.00 %	NA
Windcat Workboats (Scotland) Limited	United Kingdom	full	100.00 %	100.00 %	NA
Windcat Workboats (Wales) CYF	United Kingdom	full	100.00 %	100.00 %	NA
Windcat Workboats 2 Ltd	Guernsey	full	100.00 %	100.00 %	NA
Windcat Workboats BV	Netherlands	full	100.00 %	100.00 %	NA
Windcat Workboats Holdings Limited	United Kingdom	full	100.00 %	100.00 %	NA
Windcat Workboats International BV	Netherlands	full	100.00 %	100.00 %	NA
Windcat Workboats International Ltd	Guernsey	full	100.00 %	100.00 %	NA
Windcat Workboats Limited	United Kingdom	full	100.00 %	100.00 %	NA
CMB.TECH Bermuda Ltd.	Bermuda	full	100.00 %	NA	NA
Golden Ocean Group Management (Bermuda) Ltd.	Bermuda	full	100.00 %	NA	NA
CMB.TECH Norway AS	Noorwegen	full	100.00 %	NA	NA
Golden Ocean Trading Ltd.	Bermuda	full	100.00 %	NA	NA

Golden Ocean Shipping Co Pte Ltd.	Singapore	full	100.00 %	NA	NA
Vessel owning entities	Bermuda	full	100.00 %	NA	NA
Golden Ocean Holdings Ltd.	Bermuda	full	100.00 %	NA	NA
Joint ventures					
Tankers Agencies (UK) Ltd	United Kingdom	equity	50.00 %	50.00 %	50.00 %
Tankers International LLC	Marshall Islands	equity	50.00 %	50.00 %	50.00 %
Bari Shipholding Ltd	Hong Kong	equity	50.00 %	50.00 %	50.00 %
Bastia Shipholding Ltd	Hong Kong	equity	NA	50.00 %	50.00 %
be Hydro BV	Belgium	equity	50.00 %	50.00 %	NA
Cleanergy Solutions (Namibia) (Pty) Ltd	Namibia	equity	49.00 %	49.00 %	NA
FRS Windcat Offshore Logistics GmbH	Germany	equity	50.00 %	50.00 %	NA
FRS Windcat Offshore Logistics Limited	Cyprus	equity	50.00 %	50.00 %	NA
FRS Windcat Polska Sp.z.o.o	Poland	equity	50.00 %	50.00 %	NA
JPN H2YDRO CO. Ltd	Japan	equity	50.00 %	50.00 %	NA
TSM Windcat sas	France	equity	50.00 %	50.00 %	NA
United Freight Carriers LLC	Bermuda	equity	50.00 %	NA	NA
Associates					
TFG Marine Pte Ltd	Singapore	equity	10.00 %	NA	NA


KESSELS
SM 1
SM 2
SM 3
SM 4
SV 2
SV 3
SV 4
Vent VV 4
MM 5
SAV 3
UV 3
Kiesenberg
48

On February 1, 2024, Gener8 Maritime Subsidiary New IV Inc. and Gener8 Maritime Management LLC were dissolved.

On February 7, 2024, CMB.TECH held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.15 billion in cash (see Note 25). CMB.TECH is a diversified maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers. CMB.TECH is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra and H2 Industry. The Company assessed the accounting treatment of the acquisition and concluded that the transaction was accounted for as a common control transaction. Therefore IFRS 3 has not been applied.

On April 16, 2024, CMB.TECH and Anglo-Eastern Univan Group ("Anglo-Eastern") concluded a Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas ("ESMH"), CMB.TECH's ship management arm. CMB.TECH and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an "as is" basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers. Post-integration, ESMH will become part of Anglo-Eastern's global network, offering the combined entity a wide range of growth opportunities in different regions and ship types. The transaction has been concluded on June 18, 2024 and ESMH has been deconsolidated from the Group as from that date. The Company realized a gain of USD 19.7 million on this sale and has been recognised under other operating income (see Note 4).

On July 27, 2024 the joint venture, Bastia Shipholding Ltd, was dissolved.

In the fourth quarter of 2024, Green Bulker One Pte Ltd, Green Bulker Two Pte Ltd and Green Bulker Three Pte Ltd were established and incorporated.

On February 26, 2025, the entity CMB.TECH Bermuda Ltd. was established and 100% incorporated.

On March 4, 2025, the Company entered into a share purchase agreement with Hemen Holding Limited ("Hemen") for the acquisition of 81,363,730 shares in Golden Ocean Group Limited ("Golden Ocean") representing 41% of Golden Ocean's issued and outstanding voting shares at a price of USD 14.49 per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean.

On June 30, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean after the purchase of additional shares in March and April 2025, representing 49.4% of Golden Ocean's outstanding voting shares.

On August 20, 2025, the Company successfully completed the stock-for-stock merger between Golden Ocean and CMB.TECH Bermuda Ltd. with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares.

On December 19, 2025, CMB.TECH NV entered into a share sale and purchase agreement with International Seaways, agreeing to sell its shares held in Tankers Agencies (UK) Ltd. The transaction was closed on January 27, 2026.

The Group holds 100% of the voting rights in all of its subsidiaries.

Note 25 - Business Combination

On March 4, 2025, CMB.TECH NV, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 of the common shares of Golden Ocean Group Limited at a purchase price of USD 14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, CMB.TECH held 40.8% of Golden Ocean's outstanding common shares. The combination of CMB.TECH and Golden Ocean is accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, "Business combinations", with CMB.TECH as the accounting acquirer under this guidance.

As the remaining shareholdings were widely dispersed and no contractual agreements were in place with other shareholders regarding preferred voting rights, the shareholding of 40.8% was considered a majority shareholding. As stated in the Bye-laws, any question proposed for consideration at a general meeting was decided by a simple majority of votes cast. Based on the voting patterns observed at the three most recent shareholder meetings, it was concluded that, following completion of the share purchase, CMB.TECH held significantly more voting rights than any other shareholder or organized group of shareholders, resulting in de facto power through voting rights. The Company assessed that control had been obtained in accordance with IFRS 10 as of that date. Consequently, Golden Ocean was fully integrated as a subsidiary within CMB.TECH's consolidated accounts.

Between March 24, 2025, and April 3, 2025, CMB.TECH acquired an additional 17,036,474 Golden Ocean common shares in the open market. As of June 30, 2025, CMB.TECH, indirectly through CMB.TECH Bermuda Ltd. owned an aggregate of 98,400,204 Golden Ocean common shares, representing 49.4% of Golden Ocean's outstanding voting shares.

On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-stock merger and subsequently on May 28, 2025, signed the Merger Agreement. CMB.TECH is the surviving entity of the Merger. On August 19, 2025, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares, has been approved. On August 20, 2025, the merger was completed and each Golden Ocean common share was canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, CMB.TECH Bermuda or any of their respective subsidiaries own) were automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement). The consideration transferred in shares amounts to USD 1,461.4 million, representing the value of 95,952,934 newly issued CMB.TECH ordinary shares with a valuation of USD 15.23 per share.

The subsequent acquisitions of Golden Ocean shares as well as the merger are accounted for as a step acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

Golden Ocean Group, is an international dry bulk shipping group. The merger creates one of the largest diversified listed maritime groups in the world with a combined fleet of about 250 seagoing vessels (including newbuildings). Following the merger, the free float of CMB.TECH increased, which is beneficial for the liquidity of the CMB.TECH ordinary shares.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows (note that fair value was not used as the measurement basis for assets and liabilities that require a different basis, which includes the office leases, contingent liabilities, income taxes and defined benefit pension plans):

(in thousands of USD)	Note	**Book value**	**Adjustment**	**Fair value**
Vessels	8	2,935,213	536,848	3,472,061
Right-of-use assets	8	108,886	101,865	210,751
Intangible assets	9	396	—	396
Investments	26	53,236	—	53,236
Receivables	-	15,438	—	15,438
Current assets	-	186,736	—	186,736
Cash and cash equivalents	-	80,064	—	80,064
LT loans and borrowings	-	(884,455)	(6,161)	(890,616)
Non-current payables	-	(284,831)	(2,104)	(286,935)
Current liabilities	-	(382,432)	(3,185)	(385,617)
Total identifiable net assets acquired		**1,828,251**	**627,263**	**2,455,514**

(in thousands of USD)			**Acquisition of the shares on March 12, 2025**
Consideration transferred in cash		1,153,000	1,178,960
Share in equity	40.80%	79,930	
Total identifiable net assets acquired	-	1,828,251	1,001,938
Goodwill		**(595,321)**	**177,022**

(in thousands of USD)		**Subsequent acquisitions (transactions with non-controlling shareholders)**
Consideration transferred in cash subsequent purchases		137,066
Share in equity	8.54%	
Total non-controlling interest acquired		209,792
Movement of equity as a result of the step acquisition on non-controlling interest		**(72,726)**

(in thousands of USD)		**Merger (transactions with non-controlling shareholders)**
Consideration transferred in shares		1,461,363
Share in equity	50.65%	
Total non-controlling interest acquired		1,217,012
Movement of equity as a result of the step acquisition on non-controlling interest		**244,352**

Following the initial acquisition, 59.20% of the revalued net assets is attributed to minority interests. Based on the figures of March 12, 2025, this amounts to USD 1,453.6 million.

Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings, trade debts and accrued costs and deferred income related to the shipping activities.

The acquired receivables had a fair value of USD 113.9 million at the acquisition date, with gross contractual amounts receivable of USD 114.3 million, of which USD 0.4 million was estimated at the acquisition date not to be collectible.

Management has belief in the dry bulk market and expects significant growth in the business. CMB.TECH recognized the resulting goodwill on the statement of financial position. This goodwill is assessed for impairment annually.

Contribution to revenue and profit/loss

Since their acquisition by the Group, the acquired companies contributed revenue of USD 691.8 million and a loss of USD 2.9 million to the Group's consolidated results for the period ended December 31, 2025. If the acquisition had occurred on 1 January 2025, management estimates that the Group's consolidated revenue for the period ended December 31, 2025, would have been USD 1,773.5 million and consolidated profit for the period ended December 31,2025, would have been USD 107.5 million.

Acquisition related costs

The Group incurred at December 31, 2025, USD 4.7 million of legal fees, mainly related to due diligence costs, advisory fees and audit fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

Transaction costs directly attributable to the bridge facility obtained to finance the acquisition of the shares were included in the initial carrying amount of the financial liability. These costs are subsequently amortized over the life of the instrument. As of December 31, 2025, an amount of USD 17.5 million has been recognized in 'Finance expense' in the consolidated statement of profit or loss.

Business combinations completed in prior periods

On December 22, 2023 CMB.TECH and CMB NV entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH Enterprises NV for a purchase price of USD 1,150.0 million in cash. The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024. The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of USD 797.0 million in retained earnings to reflect the difference between the consideration paid and the identifiable net assets acquired.


BOCIMAR
MINERAL DEUTSCHLAND
ANTWERPEN

Note 26 - Investments

At fair value through profit or loss

As at December 31, 2025, the Group held equity investments measured at fair value through profit or loss amounting to USD 89.8 million. These investments comprise a 10% equity interest in Anglo-Eastern Univan Group Limited of USD 45.0 million relates to the purchase of 10% of the shares of Anglo-Eastern Univan Group Limited. and a 15.92% equity interest in SwissMarine of USD 44.8 million, acquired through the Golden Ocean transaction in 2025.

Both investments are classified within Level 3 of the fair value hierarchy (see note 19). Changes in fair value are recognised in profit or loss. here was no material change in the fair value of either investment during the year ended December 31, 2025 and, accordingly, no material fair value gain or loss was recognised in profit or loss.

The Company received a dividend of USD 5.4 million from Anglo-Eastern Univan Group Limited during 2025.

Equity-accounted investees

(in thousands of USD)	31 December 2025	31 December 2024
Assets		
Interest in joint ventures	14,426	16,806
Interest in associates	7,095	—
TOTAL ASSETS	**21,521**	**16,806**

Associates

(in thousands of USD)	31 December 2025
Business Combinations	6,322
Group's share of profit (loss) for the period	773
TOTAL LIABILITIES	**7,095**


WINDCAT AMSTERDAM

Joint Ventures

The following table contains a roll forward of the balance sheet amounts with respect to the Group's joint ventures:

(in thousands of USD)	**Investments in equity accounted investees**	**Asset** **Shareholders loans**
Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at January 1, 2023	**1,423**	**24**
Reversal prior year offset investment with shareholders loan	(826)	826
Group's share of profit (loss) for the period	(927)	—
Gross balance	(330)	850
Offset investment with shareholders loan	848	(848)
Balance at 31 December 2023	**518**	**2**
Reversal prior year offset investment with shareholders loan	(848)	848
Group's share of profit (loss) for the period	920	—
Capital increase/(decrease) in joint ventures	3,796	—
Movement shareholders loans to joint ventures	—	4,485
Business combinations	12,399	11,638
Repayment capital provided to joint ventures	(475)	—
Gross balance	16,311	16,683
Offset investment with shareholders loan	495	(495)
Balance at 31 December 2024	**16,806**	**16,188**
Reversal prior year offset investment with shareholders loan	(495)	495
Group's share of profit (loss) for the period	(1,655)	—
Dividends received from joint ventures	(4,525)	—
Movement shareholders loans to joint ventures	—	3,403
Business combinations	2,089	—
Transfer to asset held for sale	(1,232)	—
Translation differences	1,832	1,743
Gross balance	12,820	21,829
Offset investment with shareholders loan	1,606	(1,606)
Balance at 31 December 2025	**14,426**	**20,223**

The increase in investments in equity accounted investees and shareholders loans at December 31, 2024 is mainly due the acquisition of CMB.TECH Enterprises as of February 2024.

The increase in investments in equity accounted investees and shareholders loans at December 31, 2025 is mainly due to the acquisition of Golden Ocean Group Ltd as of March 12, 2025.

Joint ventures and associate	Segment	Description
Tankers Agencies (UK) Ltd	Euronav	Parent company of Tankers International Ltd
Tankers International LLC	Euronav	The manager of the Tankers International Pool who commercially manages the majority of the Group's VLCCs
Bari Shipholding Ltd	Euronav	Formerly owner of 1 Suezmax, dormant company
be HYDRO bv	H2 Industry	BeHydro focusses on the development and sale of hydrogen combustion engines.
JPN H2YDRO CO. Ltd	H2 Industry	JPN H2YDRO CO. is the owner of a passenger ferry that is being deployed in the Japanese inland sea and is powered by a dual fuel hydrogen diesel combustion engine.
Cleanergy Solutions (Namibia) (Pty) Ltd	H2 Infra	Cleanergy Solutions (Nambia) (Pty) will develop green hydrogen production projects in Namibia.
FRS Windcat Offshore Logistics Gmbh	Windcat	FRS Windcat Offshore Logistics is a joint venture within the Windcat Group that owns 8 CTVs as per December 31, 2025. The aim of the joint venture is gaining market share in the German offshore wind market. Note that the joint venture also comprises a Polish entity, i.e. FRS Windcat Polska, with a similar purpose. However, this Polish entity is dormant.
TSM Windcat sas	Windcat	TSM Windcat is a joint venture within the Windcat Group that owns 7 CTVs as per December 31, 2025. The aim of the joint venture is gaining market share in the French offshore wind market.
United Freight Carriers LLC	Bocimar	United Freight Carriers LLC is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.
TFG Marine Pte. Ltd	Bocimar	TFG Marine Pte. Ltd., is a global supplier of marine fuels.


CMB
TECH

Note 27 - Major exchange rates

The following major exchange rates have been used in preparing the consolidated financial statements:

			closing rates			average rates
1 XXX = x,xxxx USD	**31 December 2025**	**31 December 2024**	**31 December 2023**	**2025**	**2024**	**2023**
EUR	1.1750	1.0389	1.1050	1.1200	1.0860	1.0797
GBP	1.3465	1.2529	1.2715	1.3124	1.2806	1.2408

Note 28 - Audit fees

The audit fees for the Group amounted to USD 2.7 million (2024: USD 2.1 million and 2023: USD 1.9 million). During the year the statutory auditor and persons professionally related to him performed additional audit related services amounting to USD 0.0 million (2024: USD 0.0 million and 2023: USD 0.1 million) and tax services for fees of USD 0.0 million (2024: USD 0.0 million and 2023: 0.0 million).

Note 29 - Subsequent events

In January 2026, the Company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co. Ltd., one of China's largest ammonia supply chain companies.

On January 7, 2026, the Company announced that it has sold eight vessels, generating a gain of approximately USD 269.2 million in total. The Company sold six VLCCs: Daishan (2007 - 306,005 dwt), Hirado (2011 - 302,550 dwt), Hojo (2013 - 302,965 dwt), Dia (2015 - 299,999 dwt), Antigone (2015 - 299,421 dwt), and Aegean (2016 - 299,999 dwt) and two Capesize vessels: Golden Magnum (2009 - 179,790 dwt), and Belgravia (2009 - 169,390 dwt). The vessels have been delivered to their new owners in the first quarter of 2026.

On January 12, 2026, the Company announced the VLCC Eburones (2026 - 319,000 dwt) has been delivered.

On January 13, 2026, the Company took delivery of the chemical tanker Bochem Callao (2026, 25,000 dwt).

On January 16, 2026, the Company increased its ownership in the entity Cleanergy Solutions Namibia to 100%.

On February 9, 2026, the Company announced it has sold two VLCCs: Ingrid (2012 - 314,000 dwt) and Ilma (2012 - 314,000 dwt). The sale will generate a gain of approximately USD 98.2 million in the second quarter of 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in the second quarter of 2026.

On February 24, 2026, the Company declared an interim dividend of USD 0.16 per share, which is expected to be paid on or about April 27, 2026.

On February 26, 2026, the Company announced that Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of May 1, 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.

On February 26, 2026, the Company announced CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW), closed on January 27, 2026.

On March 23, 2026, the Company announced the VLCC Menapii (2026 - 319,000 dwt) has been delivered.

On March 26, 2026, the Company sold the Suezmax Sienna (2007 - 150,205 dwt) for a net sale price of USD 41.9 million. The sale will generate a gain of USD 29.2 million and is expected to be recognized upon delivery in the second quarter of 2026.

During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company's future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

On April 8, 2026, the Company took delivery of the Suezmax Cap Grace (2026 - 156,790 dwt).

Note 30 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

Mr. Patrick de Brabandere, Chairperson of the Supervisory Board, Mr. Alexander Saverys, CEO and Mr. Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge, (a) the consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation, and (b) the annual report includes a true and fair view of the evolution of the activities, results and situation of CMB.TECH NV and the entities included in the consolidation, and contains a description of the main risks and uncertainties they may face.


EURONAV
MARIA

CMB.TECH NV Statutory Accounts 2025

Assets

in USD	31/12/2025	31/12/2024
FIXED ASSETS	**5.972.427.486**	**3.050.150.932**
Intangible assets	**11**	**535.029**
Tangible assets	**1.312.841.820**	**1.414.327.560**
Vessels	1.121.513.255	1.284.613.646
Land and buildings	0	0
Plant, machinery and equipment	0	0
Furniture and vehicles	104.065	275.045
Leasing and other similar rights	0	0
Other tangible assets	30.320	107.256
Assets under construction and advance payments	191.167.180	129.331.613
Financial assets	**4.659.612.655**	**1.635.288.343**
Enterprises accounted for using the equity method		
1. Participating interests	4.659.606.563	1.635.282.251
2. Amounts receivable	0	0
Other companies		
1. Participating interests	0	0
2. Amounts receivable	0	0
Other financial assets		
1. Shares	0	0
2. Amounts receivable and cash guarantees	6.092	6.092

CURRENT ASSETS	**424.623.231**	**455.656.900**
Amounts receivable after one year	**0**	**0**
Trade debtors	0	0
Other amounts receivable	0	0
Stocks and contracts in progress	**9.125.423**	**9.422.260**
Stocks		
4. Goods purchased	9.125.423	9.422.260
Write Off Goods Purchased	0	0
Amounts receivable within one year	**118.226.744**	**157.932.186**
Trade debtors	91.805.666	142.539.365
Other amounts receivable	26.421.078	15.392.821
Investments	**246.943.221**	**260.828.019**
Own shares	246.943.221	260.828.019
Other investments and deposits	0	0
Cash at bank and in hand	**14.164.453**	**16.950.209**
Deferred charges and accrued income	**36.163.390**	**10.524.226**
TOTAL ASSETS	**6.397.050.717**	**3.505.807.832**

Liabilities

in USD	31/12/2025	31/12/2024
CAPITAL AND RESERVES	**3.684.648.539**	**2.122.366.211**
Capital	**343.439.903**	**239.147.506**
Issued capital	343.439.903	239.147.506
Share premium account	1.817.556.741	460.485.953
Revaluation Surpluses	0	0
Reserves	**353.852.949**	**353.852.949**
Legal reserve	23.914.751	23.914.751
Reserves not available for distribution		
1. Own shares	246.943.221	260.828.019
2. Other	590.002	590.002
Untaxed reserves	48.646.448	48.646.448
Reserves available for distribution	33.758.527	19.873.729
Result carried forward	**1.169.798.946**	**1.068.879.803**
PROVISIONS FOR LIABILITIES AND CHARGES	**0**	**0**
Provisions and deferred taxes	**0**	**0**
Provisions for liabilities and charges		
3. Major repairs and maintenance	0	0
4. Other liabilities and charges	0	0

CREDITORS	**2.712.402.178**	**1.383.441.621**
Amounts payable after one year	**2.106.004.892**	**1.103.700.000**
Financial debts		
2. Unsubordinated debentures	0	0
3. Leasing and other similar obligations	0	0
4. Credit institutions	948.505.161	918.700.000
5. Convertible loans	0	0
6. Other amounts payable	1.157.499.731	185.000.000
Trade Debts		
1. Suppliers	0	0
Other amounts payable	0	0
Amounts payable within one year	**554.368.735**	**259.997.266**
Current portion of amounts payable after one year	211.354.755	52.000.000
Financial debts		
1. Credit institutions	165.409.165	62.801.505
2. Other loans	92.723.605	115.954.364
Trade debts		
1. Suppliers	14.069.820	21.004.718
Advances received on contracts in progress	0	0
Taxes, remuneration and social security		
1. Taxes	6.444	0
2. Remuneration and social security	3.954.376	724.659
Other amounts payable	66.850.570	7.512.020
Accrued charges and deferred income	**52.028.551**	**19.744.355**
TOTAL LIABILITIES	**6.397.050.717**	**3.505.807.832**

Income Statement of CMB.TECH NV

in USD	31/12/2025	31/12/2024
Operating income	**715.833.592**	**1.243.877.271**
Turnover	459.670.695	637.505.793
Other operating income	256.162.897	24.386.256
Non-recurring Operating Income	0	581.985.222
Operating charges	**333.078.484**	**408.637.272**
Services and other goods	243.585.584	289.969.903
Remuneration, social security costs and pensions	11.536.821	8.708.388
Depreciation of and other amounts written off formation expenses,		
intangible and tangible fixed assets	77.764.914	109.502.367
Increase (+)in amounts written off stocks,		
contracts in progress and trade debtors	0	240.503
Decrease (-) in amounts written off stocks,		
contracts in progress and trade debtors	0	0
Increase (+) in provisions for liabilities and charges	0	0
Decrease (-) in provisions for liabilities and charges	0	0
Other operating charges	191.165	216.111
Non-recurring Operating Charges	0	0
Operating result	**382.755.108**	**835.239.999**
Financial income	**3.762.805**	**65.688.288**
Recurring Financial Income	3.762.805	65.688.288
Income from financial fixed assets	0	39.800.000
Income from current assets	1.603.374	12.394.530
Other financial income	2.159.431	13.493.758
Non-recurring Financial Income	0	0

Financial charges	**208.457.437**	**119.683.356**
Recurring Financial Charges	208.457.437	119.692.356
Interest and other debt charges	176.524.012	75.160.533
Amounts written down current assets excl trade debts, stocks	13.884.798	19.873.729
Other financial charges	18.048.627	24.658.094
Non-recurring Financial Charges	0	0
Profit for the year before taxes	**178.060.476**	**781.235.931**
Transfer from deferred taxes	**0**	**0**
Transfer to deferred taxes	**0**	**0**
Income taxes	**1.697.193**	**1.966.773**
Taxes	1.697.193	1.966.773
Adjustment of income taxes and write-back of tax provisions	0	0
Profit for the year	**176.363.283**	**779.269.158**
Transfer from Untaxed Reserves	**0**	**0**
Transfer to Untaxed Reserves	**0**	**0**
Profit for the year	**176.363.283**	**779.269.158**


EURONAV
BOCIMAR

Statutory auditor's report to the general meeting of CMB.TECH NV for the year ended 31 December 2025 (consolidated financial statements)

In the context of the statutory audit of the consolidated financial statements of CMB.TECH NV ('the Company') and its subsidiaries (together referred to as 'the Group'), we hereby present our statutory auditor's report. It includes our report of the consolidated financial statements and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of 17 May 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee. Our statutory auditor's mandate expires on the date of the General

Meeting deliberating on the financial statements closed on 31 December 2025. We have performed the statutory audit of the consolidated financial statements of the Group for three consecutive years.

Report on the consolidated financial statements

Unqualified opinion

We have performed the statutory audit of the Group's consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consoli-dated statement of cash flows for the year then ended, and notes, comprising material accounting policy information and other explanatory information, and which is character-ized by a consolidated statement of financial position total of 8.405,6 million USD and for which the consolidated statement of profit or loss shows a profit for the year of 139,1 million USD.

In our opinion, the consolidated financial statements give a true and fair view of the Group's net equity and financial position as at 31 December 2025, as well as of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis for our unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISA) as applicable in Belgium. Our responsibilities under those standards are further described in the 'Statutory auditor's responsibilities for the audit of the consolidated financial statements' section in this report. We have complied with all the ethical requirements that are relevant to the audit of consolidated financial statements in Belgium, including those concerning independence.

We have obtained from the administrative body and company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of impairment indicators for vessels in the Marine division

As discussed in Note 1 and Note 8 to the consolidated financial statements, at each reporting date, the Company evaluates the carrying value of vessels for impairment at the level of the cash generating unit (CGU), by identifying events or changes in circumstances that indicate the carrying value of these CGUs may not be recoverable. The Company did not identify impairment indicators for its CGUs included in the Marine division as of 31 December 2025.

We identified the assessment of the potential impairment indicators over the carrying value of vessels included in the Marine division as a key audit matter. As discussed in Note 2 to the consolidated financial statements, the net carrying value of vessels in the Marine division (vessels and assets under construction) amounts to 7.062 million USD representing 84% of the Company's total assets. The Company's evaluation of the existence of impairment indicators considers both internal and external data, such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used. The assessment of these potential indicators on each CGU requires a high degree of auditor judgment. This is due to the existence of unobservable information and the unpredictability of global macroeconomic and geopolitical conditions affecting freight rates over the CGU's useful life.

The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of the internal control related to the assessment of the existence of internal and external impairment indicators; and
- We evaluated the information and assumptions used by the Company in its assessment of the existence of impairment indicators by comparing information such as vessel and raw materials supply and demand trends, and changes in the extent and manner in which vessels are expected to be used, to historical information, external third-party information such as brokers' valuation reports and other industry data as well as to internal data.
- We audited the accuracy and completeness of the related disclosures in the consolidated financial statements.

Business combination with Golden Ocean Group Limited

As described in note 25 to the consolidated financial statements, on 4 March 2025, the Company entered into a share purchase agreement with Hemen Holdings Limited (Hemen) to purchase all of Hemen's 81,363,730 common shares of Golden Ocean Group Limited (Golden Ocean) at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on 12 March 2025, CMB.TECH held 40.8% of Golden Ocean's outstanding common shares. As of that date, the acquisition is accounted for as a business combination using the acquisition method in accordance with IFRS 3, with CMB.TECH as the accounting acquirer.

We identified the business combination with Golden Ocean as a key audit matter because of the significance of the impact of the transaction on the consolidated financial statements, the amount of required auditor effort and the significant judgement involved in determining the date of obtaining control in accordance with IFRS 10. In particular, the Company initially acquired an equity interest of 40.8% and concluded de facto control was obtained through voting rights, as CMB.TECH held significantly more voting rights than any other shareholder or organized group of shareholders based on observed voting patterns at the three most recent shareholder meetings. In addition, the bylaws stated that any question proposed for consideration at a shareholder meeting only needed a simple majority of votes. The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of the internal control related to management's process over the business combination;
- We analyzed the terms and conditions in the share purchase agreement and assessed the accounting treatment of the consideration transferred and the assets and liabilities acquired in accordance with IFRS 3 and IFRS 10;
- We corroborated the judgement on the determination of the date of control with supporting evidence on voting patterns in the three most recent shareholder meetings;
- We audited the accuracy and completeness of the related disclosures in the consolidated financial statements.

Responsibilities of the administrative body for the drafting of the consolidated financial statements

The administrative body is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory provisions applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the consolidated financial statements, the administrative body is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so

Statutory auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of the consolidated financial statements in Belgium. However, a statutory audit does not guarantee the future viability of the Group, neither the efficiency and effectiveness of the management of the Group by the administrative body. Our responsibilities regarding the continuity assumption applied by the administrative body are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;
- Evaluate the appropriateness of accounting policy information used and the reasonableness of accounting estimates and related disclosures made by the administrative body;
- Conclude on the appropriateness of the administrative body's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern;
- Evaluate the overall presentation, structure and content of the consolidated financial statements and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the management, the supervision and the performance of the Group audit. We assume full responsibility for the auditor's opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

We also provide the Audit Committee with a statement that we respected the relevant ethical requirements relating to independence, and we communicate with them about all relationships and other issues which may influence our independence, and, if applicable, about the related measures to guarantee our independence.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor's report, unless law or regulation precludes public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the contents of the director's report on the consolidated financial statements, and the other information included in the annual report on the consolidated financial statements.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (revised version 2023) which is complementary to the International Standards on Auditing (ISA) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director's report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements, and to report on these elements.

Aspects relating to the director's report on the consolidated financial statements and to the other information included in the annual report on the consolidated financial statements

In our opinion, after having performed specific procedures in relation to the director's report, this director's report is consistent with the consolidated financial statements for the same financial year, and it is prepared in accordance with article 3:32 of the Code of companies and associations.

In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director's report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements, namely:

- Shareholder letter, Key Figures and Our Governance; and
- Activities and achievements; contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

Statement concerning independence

- Our audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements and our audit firm remained independent of the Group during the term of our mandate.
- The fees related to additional services which are compatible with the statutory audit as referred to in article 3:65 of the Code of companies and associations were duly itemised and valued in the notes to the consolidated financial statements.

European Single Electronic Format (ESEF)

In accordance with the standard concerning the audit of conformity of the annual report with the European Single Electronic Format (hereinafter "ESEF"), we also audited the conformity of the ESEF format with the regulatory technical standards established by the European Delegated Regulation No. 2019/815 of 17 December 2018 (hereinafter: "Delegated Regulation") and with the royal decree of 14 November 2007, concerning the obligations of issuers of financial instruments that are admitted to trade on a regulated market. The administrative body is responsible for preparing an annual report in accordance with ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter "digital consolidated financial statements").

It is our responsibility to obtain sufficient and appropriate supporting information to conclude

that the format of the annual report and mark-up language XBRL of the digital consolidated financial statements comply in all material aspects with the ESEF requirements under the Delegated Regulation and with the royal decree of 14 November 2007. Based on our work, we believe the digital format of the annual report and the tagging of information in the official English version of the consolidated financial statements included in the annual report of CMB.TECH NV as of 31 December 2025, and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are in all material respects in accordance with the ESEF requirements pursuant to the Delegated Regulation and the royal decree of 14 November 2007.

Other statements

This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.

Antwerp, 20 April 2026

BDO Bedrijfsrevisoren BV

Statutory auditor

Represented by Veerle Catry*

Auditor

**Acting for a company*

CMB
.TECH

Decarbonise Today
Navigate Tomorrow

CMB
.TECH

Registered office

De Gerlachekaai 20
B-2000 Antwerp - Belgium
Tel. +32 3 247 59 11
VAT BE 0860 402 767
Website https://cmb.tech/

Responsible editor

Ludovic Saverys
De Gerlachekaai 20, B
2000 Antwerp - Belgium
Registered within the jurisdiction
of the Commercial Court of Antwerp

Dit verslag is ook beschikbaar
in het Nederlands

This report can be downloaded
on our website: https://cmb.tech/